     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 18, 2002


                                                      REGISTRATION NO. 333-55460
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                 POST EFFECTIVE



                                AMENDMENT NO. 3

                                       TO

                                   FORM SB-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                                   PODS, INC.
       (Exact name of small business issuer as specified in its charter)
                             ---------------------
                             6061 45TH STREET NORTH
                            ST. PETERSBURG, FL 33714
                                 (727) 528-6300
         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)
                             ---------------------

            FLORIDA                           4214                          59-3589361
(State or other jurisdiction of   (Primary standard industrial           (I.R.S. Employer
incorporation or organization)     classification code number)          Identification No.)

                          PETER S. WARHURST, PRESIDENT
                             6061 45TH STREET NORTH
                            ST. PETERSBURG, FL 33714
                                 (727) 528-6300
  (Name and address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                                   Copies to:

                          Philip M. Shasteen, Esquire
              Johnson, Blakely, Pope, Bokor, Ruppel & Burns, P.A.
                       100 North Tampa Street, Suite 1800
                              Tampa, FL 33602-5145
                                 (813) 225-2500
                               Fax (813) 225-1857
                             ---------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. [X]

    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

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PROSPECTUS


DATED APRIL 18, 2002


[PODS(R) LOGO]
                                                        PODS, INC.
                                                  Minimum -- $1,000,000
                                                  Maximum -- $10,000,000
                                          12% Series A Subordinated Convertible
                                                        Debentures
                                              Minimum Investment -- $25,000

     INVESTING IN OUR DEBENTURES INVOLVES RISKS. See "Risk Factors" beginning on page 4.

     No public market currently exists for the debentures.

     The debentures include the following terms:

     - Interest is payable quarterly at 12% per annum.

     - If we conduct an initial public offering of our common stock or sell our company or our assets, you may either convert your debentures into shares of our common stock or require us to pay your debentures with interest. However, you may not elect to convert if you have accelerated the maturity of your debentures.

     - The conversion rate is one share of common stock for each $5.10 of debentures converted.

     - The debentures mature on April 15, 2010.

     - The debentures are unsecured and are subordinated in right of payment to all of our existing and future senior indebtedness.

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                                           PRICE TO                 SELLING                PROCEEDS TO
                                            PUBLIC                 COMMISSION                COMPANY
-------------------------------------------------------------------------------------------------------------
Per Debenture(1)..................       $    25,000                 $0.00                 $    25,000
-------------------------------------------------------------------------------------------------------------
Total Minimum(2)..................       $ 1,000,000                 $0.00                 $ 1,000,000
-------------------------------------------------------------------------------------------------------------
Total Maximum.....................       $10,000,000                 $0.00                 $10,000,000
-------------------------------------------------------------------------------------------------------------
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     As of the date of this Prospectus, we have sold $5,710,000 of the debentures

     The debentures are offered by our executive officers without an underwriter or sales agent.

     The amounts shown as proceeds to the company are prior to deduction of offering expenses (estimated at $494,500 for the Maximum offering).

     For information on how to subscribe, call our debenture sales center at
(727) 528-6363 and ask for a sales representative, or e-mail us at invest@putitinapod.com.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the debentures or passed upon the adequacy or accuracy of the prospectus. It is illegal for anyone to tell you otherwise.

                         PICTURE OF POD DELIVERY TRUCK

                              WITH POD AND LIFT IN

                             RESIDENTIAL DRIVEWAY.

                               PROSPECTUS SUMMARY

     This summary highlights selected information about our business and about this offering. Because it's a summary, it doesn't contain all of the information you should consider before investing in the debentures. Please read the complete prospectus carefully before making your investment decision. In this prospectus, references to "we," "us" and "our" refer to PODS, Inc.

                                  OUR COMPANY

     We began operating a PODS storage and moving business through a predecessor in January, 1998. PODS, Inc., a Florida corporation, was formed in July, 1999. Our executive offices are located at 6061 45th Street North, St. Petersburg, Florida 33714. Our telephone number is (727) 528-6300. Our website address, which contains information about us, is www.putitinapod.com. Information contained in our website is not part of this prospectus.

                                  OUR BUSINESS

     We operate company-owned PODS storage and moving businesses in the Tampa Bay area and in Ft. Lauderdale, Florida. We are also a franchisor of PODS protected franchise areas in fourteen metropolitan areas. PODS is an acronym for Portable On Demand Storage. The PODS concept is simple:

     - deliver the two most popular sizes of mini-storage units by truck to the customer's location;

     - gently lower the storage unit onto the driveway;

     - allow the customer to pack the storage unit and call when it is ready for pick up; and,

     - load the storage unit on a truck and store it in a centrally-located warehouse until needed or transport it to another metropolitan area.

     This concept has several advantages over other moving and storage methods.
It:

     - eliminates the need for us to have a costly retail storage location (usually on high-traffic streets);

     - eliminates the need for customers to rent a truck and storage space, making it easier to move and store goods;

     - allows us to use our trucks more efficiently; and,

     - allows us to charge lower prices and provide greater convenience to our customers.

                                OFFERING SUMMARY

Securities Offered.........  We are offering a minimum of $1 million and a maximum of $10 million in aggregate principal amount of our subordinated debentures. As of the date of this Prospectus, we have sold $5,710,000 of the debentures. The minimum purchase is $25,000. You may purchase debentures in excess of $25,000 in $5,000 increments. The debentures are securities of our company and they are not insured or guaranteed by any bank, governmental agency, any insurance company, any affiliate of our company or any other person or entity.

Minimum Net Worth
  Requirement..............  To be eligible to purchase debentures, you must have a minimum net worth of at least $1 million or 10 times the amount of the debentures you purchase, whichever is less.

Interest Rate and
Payment....................  Interest on each debenture begins to accrue on the date that we issue the debenture. We will pay interest quarterly at the rate of 12% per annum.

Payment Acceleration
Right......................  During the first quarter of 2006, you may accelerate the maturity of your debentures and require us to start to repay the outstanding principal amount of your debentures. If so, we will pay you in no more than twelve quarterly installments, starting on July 15, 2006, with interest at the rate of 12% per annum.

Maturity Date..............  If you haven't accelerated the maturity of the debentures, starting on July 15, 2007, we will begin to pay the principal amount of the debentures in no more than twelve quarterly installments with interest at 12% per annum, with the last payment due on April 15, 2010.

Optional Conversion........  If we conduct an initial public offering of our common stock or sell our company or our assets and you haven't previously accelerated the maturity of your debentures, you may elect to convert the unpaid principal amount of your debentures into our common stock or to require us to pay your debentures in no more than twelve equal quarterly installments plus interest at 12% per annum.

Prepayment.................  We may prepay all or any part of a debenture, without penalty, on or after July 15, 2007, after we conduct an initial public offering or sell the Company, or on or after April 1, 2006 if the holder of the debenture has elected to accelerate the maturity of the debenture.

Subordination..............  The debentures are subordinated to all of our existing and future senior indebtedness. The debentures are equal in right of payment to all our other unsecured indebtedness, unless such indebtedness is specifically subordinated to the debentures. There are no restrictions in the indenture that would prevent us from incurring senior or other indebtedness. As of December 31, 2001, we had outstanding senior indebtedness in the amount of approximately $2,526,480.

Trustee....................  U.S. Bank Trust National Association is the Trustee
                               under the Trust Indenture for the Debentures. The Trustee is not making any representations regarding the debentures and is not a guarantor or surety of the debentures.

Use of Proceeds............  We will use the net proceeds from the sale of the debentures to establish an interest reserve, to manufacture PODS containers and lifts, to open or expand new territories or possibly to pay finders' fees for the sale of debentures.

No Trading Market..........  We will not establish a trading market for the debentures. There is no current trading market for our common stock. We are not obligated, and we do not intend, to apply for quotation or listing of the debentures on The Nasdaq Stock Market or any securities exchange.

Offering Termination.......  We will continue the offering until we sell all $10 million of debentures or until we elect to terminate the offering. We may terminate the offering at any time.

                            SELECTED FINANCIAL DATA

     In the table below, we provide you with selected financial data of PODS, Inc. We have prepared the information for the twelve month period ended September 30, 2001 and the nine-month period ended September 30, 2000, from the financial statements audited by Ernst & Young LLP, independent auditors. We have prepared the information for the three months ended December 31, 2001 and 2000 from our unaudited financial statements. In our opinion, the unaudited financial data for the three months ended December 31, 2001 and 2000 include all adjustments necessary for a fair presentation of such data. Operating results for the three months ended December 31, 2001 are not necessarily indicative of results that may be expected for the entire fiscal year.

     When you read this selected financial data, it is important that you read along with it the historical financial statements and related notes included in this prospectus as well as the section of this prospectus titled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                               NINE MONTHS
                                               YEAR ENDED         ENDED          THREE MONTHS ENDED
                                              SEPTEMBER 30,   SEPTEMBER 30,         DECEMBER 31,
                                                  2001            2000           2001          2000
                                              -------------   -------------   -----------   -----------
                                                                                     (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues....................................   $12,011,571     $ 5,992,823    $ 2,841,351   $ 2,038,880
Net loss....................................   $(1,233,380)    $(1,280,832)   $  (545,373)  $  (574,713)
Loss per share -- basic and diluted.........   $     (0.11)    $     (0.12)   $      (.05)  $      (.05)
Weighted average shares outstanding -- basic
  and diluted...............................    11,003,237      11,003,237     11,003,237    11,003,237
BALANCE SHEET:
Total Assets................................   $10,915,093     $ 7,280,691    $11,583,310   $ 7,298,023
Long Term Obligations.......................   $ 5,553,336     $ 1,744,602    $ 6,998,735   $ 2,123,882

                                                               AS OF SEPTEMBER 30, 2001
                                                              --------------------------
                                                                ACTUAL       ADJUSTED(1)
                                                              -----------    -----------
Cash and cash equivalents...................................  $ 2,277,920    $ 8,328,768
Total Assets................................................  $10,915,093    $17,070,093
Working capital.............................................  $   805,005    $ 6,855,853
Total liabilities...........................................  $ 8,926,954    $15,081,954
Total equity................................................  $ 1,988,139    $ 1,988,139

                                                               AS OF DECEMBER 31, 2001
                                                                     (UNAUDITED)
                                                              --------------------------
                                                                ACTUAL       ADJUSTED(1)
                                                              -----------    -----------
Cash........................................................  $ 2,760,472    $ 7,090,561
Total Assets................................................  $11,583,310    $16,008,310
Working capital.............................................  $ 1,126,741    $ 5,456,830
Total liabilities...........................................  $10,109,294    $14,534,294
Total equity................................................  $ 1,474,016    $ 1,474,016

---------------

(1)Adjusted to give effect to $9,505,500 of net proceeds from the sale of $10 million in principal amount of debentures.

                                  RISK FACTORS

     Please carefully consider the following risk factors before deciding to invest in the debentures:

RISKS RELATED TO THE DEBENTURES

     The debentures are not secured, insured or guaranteed. The debentures aren't secured and aren't insured or guaranteed by any governmental agency or any public or private entity as are certificates of deposit or other accounts offered by banks, savings and loan associations or credit unions. In these respects, the debentures are similar to the subordinated unsecured debt securities of other commercial entities, but they aren't like certificates of deposit or other similar accounts offered by banks and savings institutions. No entity or individual is guaranteeing payment of the debentures or is obligated to make payments on the debentures, other than us.

     The debentures don't provide you with any control or voting rights with respect to our management and you therefore must depend on the policies of our management to make us successful. Neither the debentures nor the trust indenture give you the right to vote in the election of our directors, so you will have no control over our management.

     We haven't established a sinking fund for the debentures. We haven't established a sinking fund to pay the debentures at maturity. Therefore, we are dependent on our operations or on refinancing to repay the debentures.

     Because there is no trading market for the debentures and one is not likely to develop, you may have difficulty reselling your debentures. The debentures won't be listed on a securities exchange or authorized for quotation on The Nasdaq Stock Market. It's unlikely that any trading market for the debentures will develop, or, if developed, will be sustained.

     Amount of Senior Indebtedness. There are no restrictions in the indenture regarding the amount of senior indebtedness or other indebtedness that we may have. The amount of senior indebtedness will fluctuate. We intend to borrow additional amounts that will constitute senior indebtedness. If we default on the senior indebtedness or liquidate, we would be obligated to pay all senior indebtedness before paying any principal or interest on the debentures. In that case the amounts available to repay our creditors might not be sufficient to repay the debentures. At December 31, 2001, we had senior indebtedness of approximately 2,256,480.

RISKS ASSOCIATED WITH OUR FINANCIAL POSITION

     We have experienced net losses, which we expect to continue in the future as we open new locations. We have experienced net losses since inception because we have spent a considerable amount of money developing:

     - the design and materials used in PODS and our lift system;

     - an infrastructure that is scalable and is capable of supporting our expected growth;

     - our manufacturing plant for PODS and lifts; and

     - our moving and storage businesses in Tampa Bay and Ft. Lauderdale.

     Our net losses were $1,233,380 for the fiscal year ended September 30, 2001 and $1,280,832 for the nine months ended September 30, 2000. We expect to continue to operate at a loss as we spend the proceeds from the debentures and other borrowed funds to establish PODS moving and storage businesses in new metropolitan areas. If those new areas develop more slowly than we anticipate, our losses may increase and our ability to pay the debentures could be adversely affected.

     Our expected high level of debt increases the risk to debenture holders. The debentures will increase our long-term debt (pro forma for the offering) at December 31, 2001 to $11,423,735 assuming the sale of all $10 million of debentures. Although we have no binding commitments for loans, we expect to increase our borrowings after the debentures are sold and we expect those loans to be superior in right of payment to the debentures. Higher borrowings means higher risk to the holders of the debentures because if we are not successful in profitably expanding our business, we may not be able to repay the debentures.

GENERAL RISKS RELATED TO OUR BUSINESS

     Our operations would be adversely affected if our electronic communications network fails. We have developed and operate an electronic communications network, which links our computers with the computers of other PODS franchisees and company-owned PODS moving and storage operations. All calls requesting service from PODS franchises and company-owned PODS operations are placed to a toll free, nationwide telephone number and handled at our call center located in St. Petersburg, Florida, an area prone to hurricanes. Our success depends on the efficient and uninterrupted operation of our communications network. To date, there have been no significant interruptions in the network and we have contingency plans if there is a hurricane or other natural disaster. However, if the network fails, our operations could be adversely affected.

     We could be held liable for damages under environmental laws or be required to clean up contamination caused by hazardous materials stored in PODS. We require our customers to agree in writing not to store hazardous materials in our PODS. However, we don't inspect the PODS to make sure they don't contain hazardous materials. If hazardous materials are stored in PODS and leak or otherwise cause a dangerous situation, we could be held liable for damages, be required to clean up the leak, and suffer adverse publicity. We don't intend to carry insurance covering these occurrences. To date, no environmental-related claims have been asserted against us, our predecessors or any of our franchisees. However, a significant hazardous materials event could adversely affect our results of operations, disrupt our business and cause adverse publicity.

     Restrictions on the storage of PODS on our customers' premises could adversely affect us. Some local governments, homeowners associations and condominiums limit the amount of time our customers are permitted to store PODS on their premises. To date, such limitations have not had a material adverse effect on our results of operations, but a tightening of the limitations in the future could adversely affect us. We have recently received citations issued by the City of Clearwater, Florida alleging a violation of the city's ordinance governing signage, a requirement that a sticker be placed on each POD container indicating its delivery date, and the length of time a container may remain on site. We are defending the citations vigorously however; we believe that even if the citations are sustained, they will not have a material adverse affect on our results of operations. Other governmental jurisdictions have similar laws, but we and our franchises have adjusted our operations to comply with these laws with no material adverse affect on our results of operations.

     Our operations and financial performance would be adversely affected if our key personnel were to leave us. Our success depends on the continued employment of our key personnel, including Mr. Warhurst, our president, chief executive officer and chairman of our board and one of our founders. Although Messrs. Umberg -- our chief administrative officer -- and Mr. Calcaterra -- our chief financial officer -- are subject to employment agreements which include non-competition covenants, neither Mr. Warhurst nor Mr. Revelia -- our vice president of operations -- have entered into employment or non-competition agreements with us. While we believe that the financial incentives to Mr. Warhurst and Mr. Revelia are such that they would not leave our employ under circumstances that would be adverse to us, we have no legal right to their continued employment or to keep them from competing. Also, the loss of the services of any of our executive officers from events beyond our or their control could have a material adverse effect on our results of operations.

RISKS RELATED TO OUR PAYMENT OF FINDERS' FEES

     The Company may compensate finders who introduce the Company to prospective purchasers of the debentures. Such compensation is not expected to exceed approximately 2.33% of the amount invested, payable in cash. Generally, issuers may only pay sales related compensation to licensed securities broker-dealers. One exception, however, relates to finders who only introduce the issuer and prospective investors and who do not participate in the selling effort or in the negotiations. If for any reason the Company makes payments to persons believed to have been finders but who are actually deemed to be unlicensed securities broker-dealers, then the Company could incur liability for aiding and abetting a violation of the securities laws by such unlicensed persons.

                           FORWARD-LOOKING STATEMENTS

     GENERAL. This prospectus contains statements that plan for or anticipate the future. Forward-looking statements include statements about the future of the storage and moving industry, statements about our expectations, future business plans and strategies, and most other statements that aren't historical in nature. In this prospectus, forward-looking statements are generally identified by the words "anticipate," "plan," "intend," "believe," "expect," "estimate," and the like. In particular, forward looking statements include our expectation as to our need for additional funds in the future and our ability to sell additional franchises and borrow additional funds, our expectations that rental and delivery income will increase in the future, and our expectation that our operations, borrowings or capital infusions will generate sufficient cash to pay interest on the debentures and to pay the debentures at maturity. Because forward-looking statements involve future risks and uncertainties, there are factors that could cause actual results to differ materially from those expressed or implied. For example, a few of the uncertainties that could affect the accuracy of forward-looking statements, besides the specific factors identified in "Risk Factors" in this prospectus, include:

     - changes in general economic and business conditions affecting the storage and moving business;

     - our ability to develop adequate consumer demand for PODS in our existing markets and in each new market we enter; and,

     - changes in our business strategies.

     NO "SAFE HARBOR." The Private Securities Litigation Reform Act of 1995, which provides a "safe harbor" for similar statements by public companies, does not apply to our offering.

                                USE OF PROCEEDS

     As of the date of this Prospectus, we have sold $5,710,000 of debentures. As of December 31, 2001, the expenses we incurred in connection with the issuance and distribution of the debentures totaled $399,589. We paid no underwriting discounts, commissions or finders' fees for the sale of debentures. No such expenses were paid, directly or indirectly to directors, officers, or their associates; to persons owning 10% or more of any class of our equity securities, or to our affiliate and no such payments were direct or indirect payments to others.

     The net offering proceeds from the sale of the debentures prior to the date of this Prospectus, after deducting the total expenses described above was $5,310,411.

     $2,749,546 of the net proceeds from the offering is currently invested in short term temporary investments pending application to the uses set forth in the Company's Prospectus dated May 31, 2001. The remaining net proceeds were used as follows:

Working Capital.........................   $1,000,000
New PODS................................   $1,357,566
Debenture Interest payments.............   $  203,299

     None of the foregoing payments were direct or indirect payments to our directors or officers or their associates, to persons owning 10% or more of any class of our equity securities, or to any of our affiliates and none of such payments were direct or indirect payments to others.

     We estimate that the proceeds from the sale of the debentures after the date of this Prospectus will be used for the purposes, in the approximate amounts, and in the priority set forth below. The priority of the use of net proceeds between the development or expansion of new territories and the manufacture of PODS and lifts will vary based on the demand for PODS at the time. The interest reserve set forth below represents two years of interest on the debentures. The amount set forth below for the development of new territories includes start-up costs and advertising in new metropolitan areas. If funds in addition to the net proceeds of this offering are available to us, we expect to be able to open additional new territories and manufacturing facilities.

Gross Proceeds..............................................  $4,290,000
Less: Offering Expenses.....................................      94,911
                                                              ----------
          Net Proceeds......................................  $4,195,089
                                                              ==========

Expected uses of net proceeds:

                                                               MAXIMUM
                                                               OFFERING
                                                              ----------
Interest Reserve............................................  $1,029,600
Manufacture of PODS and Lifts...............................   2,315,489
Development or expansion of New Territories.................     750,000
Finders' Fees(1)............................................     100,000
                                                              ----------
          Total.............................................  $4,195,089
                                                              ==========

     (1)We may pay finders' fees for the sale of debentures to persons other than our directors or employees.

     We reserve the right to change the use of proceeds if business conditions change. Pending use, we intend to invest the net proceeds in interest-bearing bank accounts, short-term interest-bearing investment grade securities or similar quality investments.

                                  OUR BUSINESS
GENERAL

     We are a Florida corporation. We were formed in July, 1999, and acquired the assets of PODS, LLC, a Florida limited liability company in September, 1999. PODS, LLC was formed in August, 1998, when it succeeded to the business of Rope Development Partnership. Rope Development Partnership began its operation of a PODS moving and storage business in Pinellas County, Florida in January, 1998. We operate company-owned PODS moving and storage businesses and we are a franchisor of PODS protected franchise territories in 23 metropolitan areas.

     Background. In October of 1996, our founders made a decision to enter the mini-storage business. They formed a partnership and began building a mini-storage warehouse. The high cost of suitable real estate and limited location sites available for future facilities coupled with the red tape encountered while trying to gain the numerous required city, county and state approvals for their business soon frustrated them. These frustrations led them to search for a better way to provide storage facilities within the marketplace. Faced with the challenge of trying to offer a more convenient service to the consumer as well as one that used less expensive warehouse space, the PODS concept was born.

     PODS is an acronym for Portable On Demand Storage, a storage concept which literally brings the storage facility to the consumer. PODS was created from a simple concept of delivering the most popular size mini-storage unit by truck to the customer's location, lowering the unit hydraulically onto the customer's driveway and leaving it there to be packed by the consumer. Once packed, the customer can either leave it at their site for storage or simply phone us to pick it up and take it to a centrally located warehouse for storage until needed. PODS can also be moved to any location in any state where we or our franchisees have operations.

     During the fall of 1997, our founders designed, built and tested prototype PODS and the hydraulic lift system used to move the PODS on to and off of the trucks. By year-end, they were convinced that PODS was a viable alternative to the conventional mini-storage method. In January 1998, through a predecessor company, they began full-scale operations serving Northern Pinellas County, Florida. These operations included television advertising and a move to the first PODS warehouse with 10,000 square feet of space. As a result of positive consumer response within its operating territory and increased awareness of the PODS business, we began providing service to Southern Pinellas County in March of 1998 and Hillsborough County Florida in May/June of the same year.

STORAGE AND WAREHOUSING

     We currently operate four warehouse locations which provide storage solutions for Broward, Pinellas, Pasco and Hillsborough Counties in Florida. We have one manufacturing facility in Florida which produces both the POD container units and our hydraulic lift systems. We opened a second manufacturing facility in Illinois during 2001 which produces the POD containers. At March 21, 2002, there are over 9,800 PODS in service. We own roughly 3,500 of them, which are available for rent at our company-owned locations. The remainder are owned by our franchisees and are rented by them in their territories.

     We provide solutions for both individual consumers and businesses in need of storage facilities. We offer three different types of storage options:

     - warehouse storage;

     - on-site storage; and

     - point-to-point moves.

     Warehouse Storage. We offer warehouse storage for the consumer who wishes to rent a POD unit, pack it, and store it for at least one month. Our customers use monthly warehouse storage rental for:

     - storage when between homes, either awaiting real estate closing dates or completion of new construction;

     - storage of excess personal possessions;

     - storage during renovations;

     - storage after damage from fire or storms;

     - storage of business records and files; and

     - storage of excess business inventory.

     On-Site Storage. We offer the consumer a choice of storing a rented POD at their own location instead of at one of our warehouses. POD units are built from a special laminate material which makes them weatherproof and allows exposure to the elements without damage to the contents. Our customers use monthly on- site storage rental for the reasons listed above, and for storage of special event materials; and contractor materials storage at construction sites.

     Inter/Intra State Moves. In July, 2000, we began offering our customers the ability to contract for point-to-point moving services both within a metropolitan area and between metropolitan areas served by us and our franchisees. We designed the cross-country move program to address the business questions that arose when a customer intended to move across the boundaries of one territory's local delivery area and into another territory. This was particularly important as customers had begun moving from company-owned territories to franchised territories, from franchised territories to company-owned and between franchise territories. The program is designed to assure that our customers receive a consistent level of service defined by us and that pricing to the customer is consistent. It was also designed to make a cross territory move as seamless as possible so that the customer will not be aware they have moved between company owned and franchised territories.

     Since the inception of the cross-country move program, we have completed approximately 600 cross-country moves. The majority of these moves have been within the State of Florida. We have not formally advertised or promoted the use of PODS for cross-country moves at this time. All sales to date have come from customer requests. As our existing franchises mature and we open new territories, we expect this business to continue to grow.

     Customers use our point-to-point moving services for:

     - customer relocation; moving to a new home; and

     - business relocation; moving to a new office or facility.

PROPRIETARY PROPERTY

     We have designed and engineered a hydraulic lift system. We install the system directly onto trucks which are used to move and transport PODS. Unlike our competition, we have eliminated the need for a forklift or a tilt-bed truck to move storage containers. Our proprietary lift system eliminates problems for the consumer by allowing for a more suitable method of delivery and pick-up. We have received two U.S. patents for our hydraulic lift system. They expire on June 6, 2020, and December 5, 2020. Our lift system:

     - can handle large, heavy containers;

     - can deliver and pick-up in restricted spaces;

     - does not require additional equipment in order to load and unload the rental units;

     - loads and unloads the POD unit without tilting the container, thereby minimizing shifting and damage to contents.

     The use of the PODS mark and its distinctive design and color scheme, our computer software, PODS containers and our patented lift system gives us a competitive advantage that is essential to our business. We rely on patent and trademark laws, trade secret protection and confidentiality, and our franchise agreements to protect our proprietary rights. To date, no infringement claims have been asserted against us or our franchisees and we know of no competitors using our marks, trade dress, PODS containers, lift system or computer software.

     We believe that the barriers to starting a portable on demand storage business are substantial. However, given enough time and money, competitors offering a similar service could enter the market. For instance, others, including traditional moving and storage businesses, could develop substantially equivalent marks, designs, computer systems and lift systems and use them to compete with us. If they have larger advertising and capital budgets than we do, they could cut into our market share and require us to lower our prices to compete, which would reduce our operating margins.

COMPANY-OWNED LOCATIONS

     We currently operate company-owned PODS moving and storage businesses in the Tampa Bay area of Florida and in Ft. Lauderdale, Florida and we are in the process of opening one in Chicago, Illinois. We have entered into discussions with a group interested in acquiring a portion of our Ft. Lauderdale business in return for cash and loans, which business would then operate as a franchised location.

FRANCHISE LOCATIONS

     The following table includes information at March 21, 2002, with respect to the PODS moving and storage franchises we have granted:

                                                    NUMBER OF                             DATE OPENED
            METROPOLITAN                 DATE       FRANCHISE          NUMBER OF          OR EXPECTED
             AREA SERVED                SIGNED    TERRITORIES(1)       PODS OWNED         OPENING DATE
            ------------               --------   --------------    ----------------    ----------------
Sarasota, Florida(2).................  03/15/99        1.5                767                      06/99
Orlando, Florida.....................  08/16/99          4                1054                     11/99
Lee County, Florida(2)...............  10/20/99          1          See footnote (3)               03/00
Minneapolis, Minnesota...............  01/17/00          6                691                      04/00
Dallas, Texas........................  03/07/00          2                 35                      07/01
Indianapolis, Indiana................  04/14/00          3                523                      06/00
Charlotte, North Carolina............  05/01/00        1.5                469                      07/00
Dayton, Ohio.........................  06/29/00          2                329                      08/00
Daytona, Florida.....................  07/27/00          1                376                      09/00
Jacksonville, Florida................  07/27/00          2                511                      12/00
Brevard County, Florida..............  07/27/00          1                201                      03/01
Baton Rouge, Louisiana...............  11/22/00        1.5                345                      05/01
St. Louis, Missouri..................  12/01/00          2                145                      02/01
Memphis, Tennessee...................  12/01/00          2                 --               See footnote(4)
Nashville, Tennessee.................  12/01/00        1.5                 32                      02/02
Palm Beach County, Florida...........  02/06/01          2                400                      04/01
Miami, Florida.......................  03/31/01          1                128                      06/01
Warren and Butler Counties, Ohio.....  03/28/01          1          See footnote (3)               04/01
Charleston, South Carolina...........  04/09/01          1                 35                      03/02
Atlanta, Georgia.....................  07/21/01          2                 36                      11/01
Jackson, Mississippi.................  09/15/01          1                 75                      10/01
Columbus, Ohio.......................  09/15/01       3.25                 67                      12/01
Kansas City, Missouri................  11/15/01          1                 37                      01/02

---------------

(1) A franchise "territory" is an area containing a population of about 400,000 residents.
(2) Initial franchise fee waived.
(3) Expanded the territory owned by an existing franchisee. The number of PODS owned is included in the original franchise territory figure.
(4) No date has been set for the opening of this metropolitan area.

     We have deposits for three franchise territories in Dallas, Texas, two franchise territories in Richmond, Virginia, and two franchise territories in Raleigh, North Carolina from new potential franchisees. The contracts have not been signed as of March 21, 2002.

     We enter into a franchise agreement with each of our franchisees. We have negotiated the terms of the franchise agreements in the past in order to accelerate the development and growth of our business. Initial franchise fees per "territory" have ranged from $30,000 to $75,000. In some cases, payment has been deferred until no later than opening. We are less likely to negotiate the terms now and we expect that, in the future, most terms will be non-negotiable. Our currently offered terms include:

     - Term of 20 years, with the right to acquire successor franchises upon expiration;

     - Initial franchise fees of $75,000 per each protected area with a population of approximately 400,000;

     - Royalties payable to us of 8% to 10% of net sales, with a minimum royalty of $3,500 (adjusted by a cost of living escalator) commencing on the second anniversary of the Franchise Agreement and after the royalty reaches 10%, a 2% refund if the franchisee's performance rating is excellent or satisfactory or better;

     - Requirement to purchase at least 35 PODS containers and 2 lifts from us prior to opening. Prices for the PODS are currently $1,725 per 12-foot container and $1,976 per 16-foot container. The price of the lifts varies with our materials and manufacturing costs, but is currently $34,000 each;

     - Requirements that franchisees spend minimum amounts on advertising;

     - A requirement that the franchisee initially lease a warehouse with at least 20-foot ceilings for first year use and that the franchisee lease or acquire as its first permanent warehouse a 20,000 to 30,000 foot warehouse meeting our specifications.

EXPANSION STRATEGY

     General. Our business is capital intensive. In order to commence operations in an area with a population of about 400,000 residents, it is generally necessary to have at least 35 PODS, two lifts, two trucks and a large storage warehouse. Because the PODS and lifts are classified as limited-use assets by asset-based lenders, we have had difficulty obtaining asset-based loans. Because we are a young company and have not been profitable, non asset-based loans have only been available to us on a limited basis. As a result, our expansion strategy has focused on selling protected franchise territories and using the revenues from franchisees and other available capital, to fund the establishment of company-owned PODS moving and storage businesses.

     We plan to grow by expanding our existing company-owned operations, opening new company-owned operations, and selling additional franchises. We may also enter into joint venture arrangements if the opportunity presents itself. Among the new markets we are targeting are:

- Chicago, Illinois
- Louisville, Kentucky
- Baltimore, Maryland
- Boston, Massachusetts
- Detroit, Michigan
- Bergen County, New Jersey
- Long Island, New York
- Raleigh, North Carolina
- Cincinnati, Ohio
- Cleveland, Ohio
- Philadelphia, Pennsylvania
- Pittsburgh, Pennsylvania
- Providence, Rhode Island
- Houston, Texas
- San Antonio, Texas
- Fairfax County, Virginia
- Milwaukee, Wisconsin
- Washington D.C.

THE PODS CONCEPT

     General. Unlike traditional self-storage businesses, we deliver large, weather-resistant storage container units directly to the customer's door. Customers are able to keep PODS at their home or office as long as necessary (subject to any local regulations), allowing them to pack the units at their leisure. If storage is desired, we will pick up the container and deliver it to one of our warehouses where it is stored until directed by the customer to re-deliver it to a new location. The PODS concept is simple:

     - deliver the most popular sizes of mini-storage units by truck to the customer's location;

     - lower the storage unit onto the driveway;

     - let the customer pack the storage unit and call when it is ready for pick up; and,

     - load the storage unit on a truck and store it in a centrally-located warehouse until needed.

     This concept has several advantages over other moving/storage methods, including:

     - eliminating the need for us to have retail storage locations, usually on high-traffic streets, with real estate costs higher than our warehouse locations;

     - eliminating the need for customers to rent both a truck and storage space, making it easier to move and store goods;

     - allowing us to use our trucks efficiently; and,

     - allowing us to charge competitive prices in our markets and provide greater convenience to our customers.

     The PODS concept offers the consumer a service that surpasses traditional mini storage. When looking for additional storage facilities, the PODS customer has the added benefit of having the rental unit delivered to their site. Other storage companies are beginning to enter the portable storage market. Of the seven of which we are aware, four offer smaller containers and the seventh offers approximately the same size container but is unable to lift and move a full container. The discriminating features of our service offering are:

     - the specially designed large POD containers;

     - the patented lift system used to deliver and pick up POD units; and,

     - the accommodation of all moving and storage needs with one phone call.

     The POD Containers. We have designed and constructed our containers to be highly durable and to meet the needs of the residential moving and storage market. We estimate the average useful life of a POD to be 10 years or perhaps longer for containers stored in our warehouses.

     The Lift System. When developing the lift system, we envisioned being able to accommodate storage customers in a manner that was both convenient and hassle-free. Typically, our portable storage competitors offer small units to the customer using either a piggy-back forklift or a tilt-bed truck for delivery and pick up. Forklifts for this type of operation represent many drawbacks to the customer, including:

     - a piggy-back forklift can only handle 3,000 to 4,000 pounds of cargo thereby limiting both the size of the rental unit as well as the amount of contents to be stored within the unit;

     - forklifts cannot operate within restricted spaces and often cause damage to home lawns and landscaping areas; and,

     - companies must deal with the logistics of hauling a forklift to and from customer sites.

     Tilt-bed trucks also present problems for the storage customer. In order for a tilt-bed truck to deliver and pick up a rental container it must drag the container up and down steep inclines while loading and unloading. Such tilting of rental units causes the contents to shift excessively and thus become damaged, and frequently cause damage to customer driveways.

     Our custom-designed, patented lift system eliminates these problems for the customer by allowing for a more suitable method of delivery and pick-up. Our lift system:

     - can handle large, heavy containers. Using a POD container, the customer can load the contents of a small 3 bedroom home into one unit. One POD can handle over five tons of furnishings;

     - can deliver and pick-up in restricted spaces. The POD system allows a unit to be picked up and placed in a space the size of a single car driveway or a standard parking space, without damaging adjoining lawns, gardens or structures as a forklift would;

     - does not require additional equipment in order to load and unload the rental units. The POD custom designed lift allows for a gentle lowering and retrieval of a POD unit using smooth hydraulic power. During delivery, the POD is suspended from a solid metal framework that is built right onto the POD delivery truck. The system is designed to allow the truck to pull forward leaving the lift framework and POD in place. The POD is then lowered to the ground and disconnected from the framework. The framework is then loaded back on the delivery truck and the POD is left for the customer to pack. The complete loading and unloading processes take approximately 15 minutes; and,

     - loads and unloads the POD unit without tilting the container, thereby minimizing shifting and damage to contents.

Currently, we sell lifts to our franchisees at a price of $34,000 each.

     Benefits to the End User. We offer significant advantages over traditional self-storage operations and do so at competitive prices in the markets in which we currently operate. The advantages include:

     - No trucks to rent and drive;

     - Ease of use and content loading;

     - Convenience;

     - Time savings (no unloading at the self-storage facility);

     - Optional storage locations;

     - Optional container sizes;

     - One-stop shopping; and,

     - Cross-country moves.

     No Trucks to Rent and Drive. When renting a POD unit, the need for a moving truck is eliminated for the customer. Typically when moving and storing furnishings the customer must first locate and reserve a truck of the appropriate size. Often they are inexperienced at driving rental vehicles. They are also responsible for damage to the truck and have liability for accidents. In addition, many states require the driver of rental trucks to be at least 25 years of age. Since most moves occur during the weekends, the appropriate size truck is often unavailable, so the renter either ends up renting a truck that is too small for the job, thereby necessitating multiple trips or, they incur the increased cost of renting a larger truck than is really needed.

     Once a truck is rented, the customer drives it to their location and loads the truck by carrying their possessions up a ramp or via a hydraulic lift (which often costs extra). The truck must be loaded and unloaded quickly in order for them to return the truck before the return deadline. Of course, when they are ready to retrieve their belongings, this whole process must be repeated.

     Our system eliminates the entire need of a truck from the customer's standpoint. The customer need only contact us and a clean unit of the appropriate size will be delivered directly to their location and left for packing. The customer can take as much time as he or she wishes to pack the POD. Once loaded, we return to pick up and transport the POD. The POD can be redelivered directly to the customer's new residence or placed in one of our climate controlled warehouses. Upon the redelivery of the POD, the customer can take his or her time, unloading it at his or her convenience. When the customer is finished, they simply call PODS to retrieve the empty unit.

     Ease of Use and Content Loading. Our customers have the added benefit of renting a unit that is easy to use. Our customers only have to carry their possessions out of the door and walk right into the POD, which is placed at ground level so that they don't have to haul their possessions up a ramp. Access to the interior of the POD is through a large roll-up door that makes large, bulky items easy to load.

     An additional benefit of the POD system can be seen by comparing it to storage in a traditional climate-controlled self-storage facility. Because of the difficulty in providing heat and air conditioning in facilities with direct exterior access, customers who want climate-controlled storage in markets in which we currently operate must carry their possessions down long hallways to reach the climate-controlled rented space. That inconvenience is eliminated when using the PODS storage system.

     Convenience. The typical loading period for our customers usually takes place over a few days, which permits them to load and unload the contents at their convenience. This eliminates the stress and rush associated with trying to beat a deadline imposed by a rental truck company.

     In addition, the POD unit is accessible any time the customer desires. We request that customers phone 2 hours prior to arrival at our warehouse site so that their POD may be available and ready for them to gain entry. For a nominal fee, we will deliver a customer's POD back to their location, thus eliminating the need for the customer to drive to our warehouse. Although accessibility is often a large concern for customers, most do not request access to their rented POD during the storage period.

     Time Savings. By renting a POD unit, our customers save a significant amount of time in both unnecessary packing and unpacking and in drive time. When choosing a traditional self-storage facility, the customer has to pick up a truck, drive it to their location, load the truck, drive it to a storage facility and then unpack their possessions. Next, the customer must return the rental truck. When ready to retrieve their possessions, the consumer must once again obtain and pick up a rental truck, pack the truck, drive their possessions to their new location, unpack them, and upon completion, return the truck to the rental company.

     Comparatively, when renting a POD, our customers need only phone for delivery of a POD unit, load the unit and phone for a pickup. The process is repeated when they are ready to retrieve their possessions.

     Optional Storage Locations. Our customers have a choice when deciding where to store their possessions:

     - Storage in a POD warehouse. About 65% of our customers elect to store their belongings within a climate-controlled warehouse. Very often, these customers are homeowners who are between homes, either awaiting completion of new construction or experiencing a lag time in closing dates on their old and new homes;

     - Storage on-site. 35% of our customers opt to store their rented unit at their own site. Commonly, customers undergoing home renovation or recovery from damage sustained during a storm or fire desire on-site storage. Restoration companies and businesses who need extra storage capacity for excess inventory or for storage of records, tools, equipment or construction materials, are heavy users of on-site storage; and,

     - Point-to-point moves. Point-to-point moves between metropolitan areas are available to our customers who are relocating their residence or business. To date, this business has not been a significant percentage of our revenues, but we expect this area of the business to grow as the network of metropolitan areas served increases.

     Container Sizes. We offer our customers two sizes of units from which to choose:

     - 12 ft. x 8 ft. x 8 ft. -- this smaller size POD can hold up to 7,500 pounds, typically the contents of a 1,200 square foot home; and,

     - 16 ft. x 8 ft. x 8 ft. -- this larger size POD can hold over 5 tons of furnishings, typically the contents of a 1,500 to 1,800 square foot home.

     One-Stop Shopping. We also offer other products to the consumer that will assist in the moving and storage process. By offering additional products, we are a one-stop-shop for all of our customers' renting and storage needs. Such items include:

     - boxes;

     - tape;

     - padlocks;

     - content insurance; and

     - packing blankets.

COMPETITION

     The Self-Storage Industry. The self-storage industry is a very fragmented market, characterized by a trend toward consolidation, continuing increase in demand, relatively slow growth in supply and a targeted market of primarily residential customers. Based on the 2000 Self-Storage Almanac published by Minilo, Inc. -- also the publisher of the Mini-Storage Messenger, a monthly trade magazine -- nationwide, there are more than 30,000 self-storage facilities, containing more than a billion square feet of space. According to the Almanac, the top 10 companies within this industry control a combined market share of approximately 19% of the total square footage in the industry, and the top 50 companies control less than 27%. Numerous small local operators characterize the remainder of the industry. Factors that are leading to industry consolidation include:

     - shortage of skilled operators;

     - scarcity of financing available to small operators for acquisitions and expansions; and,

     - potential savings through economies of scale.

     We believe that as a result of this trend, as well as the high degree of fragmentation within this industry, there exists a significant growth opportunity. We believe we are in a strong position to aggressively attack the marketplace and become the dominant player due to our proprietary service offering and the apparent lack of other dominant competitors.

     Industry Growth, Supply and Demand. The self-storage industry has experienced relatively slow growth in supply in recent years for the same reasons that the industry is consolidating. Also contributing to slow growth are restrictive zoning and other regulations required through local governmental agencies, and, substantial start-up costs associated with the construction and lease of new facilities.

     However, demand for self-storage service has increased significantly as indicated by an average increase in industry-wide rents and in industry-average occupancy. We believe demand will remain strong because:

     - consumers are slow to react to changing conditions;

     - population growth;

     - increased mobility;

     - expansion of condominium, townhouse and apartment living;

     - increasing consumer awareness, particularly by commercial users; and

     - consumer desire for convenience.

     Historically, rental rates for self-storage have been less volatile and occupancy rates have been more stable than other types of real estate. Also, self-storage demand has increased in recent years because of:

     - greater consumer awareness;

     - cost reduction programs by businesses;

     - increased mobility in the general population; and,

     - an increasing mix of products and services offered by self-storage facilities.

     Self-storage industry stability can be attributed to an extensive customer base that continues to grow annually. Current demand for self-storage facilities is strong when compared to the available supply of self-storage space. Because of the high cost associated with prime real estate locations and lack of availability, the industry has recently seen a drop in the number of new competitors entering the marketplace. For this reason, we expect the supply of self-storage facilities to remain relatively limited for some time, and the strong occupancy and increasing rental rates to continue.

     Target Market. Our target market is made up of both residential and commercial customers. Residential customers who are suitable for our service include:

     - new home buyers;

     - people relocating in the same metropolitan area or to other metropolitan areas served by a PODS operation;

     - current public storage customers; and,

     - people requiring additional storage space.

     We target the following commercial customers:

     - remodeling and renovation contractors;

     - restoration contractors;

     - businesses with excess inventory;

     - businesses requiring additional records and documents storage; and,

     - special events coordinators.

     Planned Target Market. There are several untapped target markets which represent potentially significant sales contacts for us. These planned target markets include:

     - insurance companies;

     - chambers of commerce;

     - corporate relocation prospects;

     - Goodwill Industries;

     - Salvation Army;

     - home furnishing/remodeling materials delivery; and,

     - other not-for-profit organizations.

     Competitive Factors. We compete on the basis of our unique service, price, and PODS brand recognition. Although there are a handful of companies currently offering portable storage facilities to the consumer, we believe that none of them offer a service comparable to ours. PODS are larger than the container used by most of the competition, thereby allowing our customers to utilize fewer storage units for the possessions being stored. Furthermore, PODS are built to be weather resistant. Most competitor's containers are not weatherproof without the addition of a tarp, which must be placed over the storage container. Such a tarp presents inconvenience for the customer who must remove and replace the tarp each time access to their contents is desired.

     As stated above, the self-storage industry is highly fragmented and small, independent companies hold the majority of market share. Leading competitors include both the permanent self-storage facilities and portable storage providers, which are listed below:

     - Public Storage;

     - Storage USA;

     - Sovran Self Storage;

     - Shurgard;

     - Door-to-Door Storage;

     - Kontane, Inc.; and,

     - Mobile Mini, Inc.

     The information below was derived from the websites of the companies discussed.

     Public Storage, Inc. is the largest self-storage company in the US, with interests in about 1,100 storage facilities in 38 states. Over 80% of its sales come from self-storage properties located mostly in larger cities and rented for personal or business use. This firm also rents commercial and industrial storage space, rents and transports portable self-storage units, and owns retail stores that rent trucks and sell related moving items. In March 1999, Public Storage acquired Storage Trust Realty, a competitor with 187 facilities in 16 states.

     Storage USA owns about 360 self-storage facilities (containing 24.8 million square feet of space) and manages more than 30 others (including nine franchises) in 30 states and the District of Columbia. The self-administered, self-managed umbrella-partnership real estate investment trust (UPREIT) acquires, develops, owns, franchises, and operates self-storage facilities, which are rented primarily on a monthly basis. The facilities have an average rent of about $10 per square foot and an average occupancy rate of 84%. Most are equipped with computer-controlled access gates. In addition, the firm sells locks, boxes, and other related products.

     Sovran Self Storage provides self-storage space for business and personal use. Operating mainly under the name Uncle Bob's, this company has about 200 facilities, serving some 45,000 customers with 10-million square feet of storage space. Sovran's properties are located in 19 states, primarily along the Eastern Seaboard and in the southern U.S. This company has been active in acquiring properties, focusing on markets with populations in excess of 250,000 and seeking to operate facilities with a gross potential of $250,000 and rentable square feet of 35,000. Sovran Self Storage is structured as a real estate investment trust.

     Shurgard Storage Centers primarily develops, buys, owns, and operates self-storage centers. Directly and through joint ventures, they own and operate more than 300 properties with about 18.2 million square feet of net rentable space. Nine of its properties are in Europe; the rest are in 19 states including California, Michigan, and Maryland. In addition to its own properties, they manage 30 self-storage centers and a business park with about 1.5 million rentable square feet for third parties.

     Door-to-Door Storage is a portable self-storage company which operates with a forklift system and delivers storage containers directly to the customer's home or business. The company currently serves geographic areas in Washington D.C. and California.

     Kontane, Inc. is headquartered in Hickory, North Carolina and offers a turnkey business opportunity, HomePak, to individuals desiring entry to the portable storage marketplace. HomePak offers 7' x 5' plywood containers which are moved using a forklift and jig system. Each container offers a roll up door which will accommodate up to 2,000 pounds of cargo. An optional vinyl cover is also offered when weatherproofing is desired.

     Mobile Mini, Inc. started in 1983, and became a publicly-traded company in 1994. With 29 branches in 14 states, they have a diversified base of over 36,000 customers. All of their units are constructed of heavy duty steel and include high security patented locking systems on all doors. They provide single mobile sales offices, security offices and multi-sectional buildings to their customers. They custom build to meet unique requirements and their customers have the option to rent, buy or lease-purchase. They are currently the largest publicly-traded portable storage company in the United States.

     Future Competition. We recognize that there are relatively low entry barriers to the storage industry. In addition, as more people become aware of the PODS service, we believe there will be others attempting to copy our concept. However, there are features of our service that provide a barrier to quick entry by others:

     - We have a patent on our unique hydraulic lift which was custom designed to load PODS on to and off of trucks. Other companies have entered the mobile storage business, but we believe they have not solved the problem of handling large, heavy containers within restricted spaces. Those companies are forced to use small, crate-like units that are moved with forklifts or leave their steel containers on the customer' site;

     - We have designed and engineered our storage containers to be stacked 3-high, thereby allowing us to maximize our overhead crane warehouse storage space. Furthermore, PODS are built from a special laminate material, which renders them weatherproof and means that they can be stored outside in weather without damage to their contents. Competitive approaches use crate-like containers, which require tarps for weatherproofing, which are inconvenient for customers trying to gain access to the contents, and are also prone to damage;

     - We have designed and built a production facility that produces the POD storage containers efficiently and at a reasonable cost; and,

     - We have established a toll free number and call center where potential and existing customers from around the United States are routed. The call center handles all customer orders, provides information, and takes care of customer inquiries. The call center is supported by proprietary software package that, in addition to handling all customer orders and change orders, provides for the management of the POD inventory and all billing and collection for both company-owned and franchise operations.

     A competitor desiring to gain entry into the self-storage industry and to compete directly with us by offering a similar service would have to overcome the following capital intensive barriers:

     - designing and engineering a comparable storage container;

     - designing and building a non-patent infringing lift system for container delivery;

     - designing and building a manufacturing production line for the assembly of the storage containers;

     - establishing brand awareness; and,

     - establishing a call center with supporting software and systems.

     Competitive Position. Because we have the above systems in place, we believe we are significantly far ahead of any would-be competitors. Barriers to potential competitors are present because in addition to perfecting the POD concept, we have already established significant market presence and brand awareness among storage consumers. In addition, because we began our operations in Florida, an area that attracts part-time residents and tourists from the Eastern United States and Canada, many of these part-time residents are familiar with our service creating broad awareness in their home states. Thus, as we enter new markets, there exists the possibility that consumers will already have some familiarity with us.

MARKETING & OPERATIONS

     Marketing Orientation. We are positioned as a provider of professional, convenient, full-service storage facilities. We believe we are the only storage company in the United States which offers the consumer large rental containers, on-site and warehouse storage options, smooth, shift-free delivery, and a door-to-door service feature at competitive prices.

     Marketing Strategy. We intend to become the provider of choice for the customer needing storage facility space, whether for long or short time periods. We expect to capitalize upon superior service features and benefits to the end user in order to gain market share.

     We currently have several successful marketing strategies in place with which we are reaching our targeted markets. These strategies include:

     - cable television advertising;

     - Yellow Page advertising;

     - web based advertising;

     - realtor relations;

     - drive-by advertising; and

     - other discounts and promotions at the point-of-sale.

     Our promotions through cable television ads enable us to reach highly segmented groups of the target population by choosing air placement based upon viewer demographics. In addition, cable allows us to enter several markets simultaneously without the spill-over into areas which we don't service. When compared to traditional broadcast network advertising, cable offers a higher penetration rate at a lower price point.

     We advertise in the Yellow Page directories for each territory in which we operate.

     We have an internet presence with our website www.putitinapod.com which is capable of reaching thousands of potential customers daily. We expect internet users to increase considerably in the future. By maintaining a presence on the World Wide Web, we have the ability to reach, educate, inform and respond to consumers 24 hours a day, 365 days a year. During 2001, we expect to enhance our existing website to be interactive with our proprietary software. This will allow our customers to order and pay for services on the Internet. Our customers will be able to choose to have their monthly invoices mailed to them through the US Postal service, e-mailed to them or automatically charged to a credit card.

     Our website includes a short video hosted by Cheryl Ladd. The video describes and explains our service and its benefits and is available in tape and CD format for advertising.

     Our logo is prominently displayed on all of our POD units and trucks. Approximately 35% of our total POD rentals are stored on-site at a customer's location. We generate a number of sales simply from consumers driving by such sites and seeing the POD storage unit. This high degree of visibility is a virtually free form of advertising for us and is highly effective.

     The self-storage industry is highly fragmented with many single or family-owned proprietors. While demand is strong within this industry, competitor companies fall short when addressing customer service. Other than providing a facility or small portable containers for customer rentals, most companies offer no other benefits to the consumer. We are different. When addressing the need for public storage, we wanted to develop a rental system which would enhance the consumer's rental experience and be cost effective. The development of our proprietary lift system enabled us to surpass services offered by our competitors. We believe that our lift system, larger rental containers, price competitiveness, and choice in storage location will enable us to compete effectively with traditional moving and self-storage companies.

     Overall Strategy. Our long-term objective is to become a leading provider of portable storage facilities throughout the United States. By entering prime territories with quick roll-outs, we seek to gain strong brand awareness for our service and product offerings. The key elements of our marketing strategy include:

     - targeting consumers and educating them regarding the benefits of the PODS storage system;

     - targeting businesses and providing them with solutions for excess inventory and business supply challenges;

     - targeting the Salvation Army, Goodwill and other not-for-profit organizations regarding the use of POD containers at various public donation points;

     - targeting real estate professionals and educating them about the benefits of the PODS point-to-point moves and storage systems for their clients;

     - targeting large corporations and introducing them to the PODS solution for corporate relocation challenges;

     - targeting construction and general contracting companies and educating them about the benefits of using PODS for on-site storage at company work sites; and,

     - maintaining a presence on the World Wide Web and thereby target, attract and educate specific need consumers about our benefits and services.

     Company Image. We have designed a company logo that is vibrant, attractive and eye-catching. We have registered the PODS logo in the U.S. Patent and Trademark office. It is prominently displayed on the POD units where it is highly visible to drive-by traffic. The PODS acronym is suitable and appropriate for our business and aptly describes our services and products to the consumer unfamiliar with the PODS concept.

     Our employees wear uniforms daily on the job site. They serve as a good promotional tool away from the workplace when the employee is asked what PODS is and the significance of the uniform's branding.

     Pricing Strategy. We compete, in part, on the basis of the price of our service. We believe that as long as our prices are competitive with those of traditional moving and storage companies, consumers will prefer the convenience of our unique service. We have developed a pricing strategy based upon the size of the POD rented, and the type of storage selected. Although we may adjust our pricing in various metropolitan areas, the following are typical prices for rentals and deliveries of POD units:

                                                                          ROUND TRIP
                                          MONTHLY RENTAL PRICE BY      DELIVERY CHARGE
                                              TYPE OF STORAGE         BY TYPE OF STORAGE
                                          -----------------------    --------------------
              SIZE OF POD                 WAREHOUSE      ON-SITE     WAREHOUSE    ON-SITE
              -----------                 ----------    ---------    ---------    -------
12 ft...................................   $134/mo.     $ 94/mo.        $69         $49
16 ft...................................   $159/mo.     $119/mo.        $69         $49

     There is a risk that reductions in prices charged by traditional moving and storage companies could lead consumers to forego the benefits of our service in favor of lower prices. Increased price competition could reduce our operating margins, impede our growth, and cause us to lose market share.

OPERATIONAL CONSIDERATIONS

     Our operating system includes four distinct components as follows:

     - the national customer call center;

     - PODS manufacturing division;

     - PODS delivery system; and,

     - PODS storage system.

     National Customer Call Center. We have a national toll-free number for use by the public, so that wherever a customer is located, they can reach us. The operation of the national call center, located in Pinellas Park, Florida, promotes efficiencies by reducing unit expenses by handling all incoming calls from one centralized location. Having one call center serve the entire PODS network of operations is more cost effective than having each territory staff and manage their own centers. A centralized call center also assures that all calls are routed to the appropriate area based on the customer's location. Additionally, customers can arrange moves out of the area or even out of state, with one telephone call.

     We have designed our main computer system to automatically update new orders, request pick-ups, request materials delivery, etc. as information is input into the system during the initial phone call from the customer. The system produces a schedule and associated paperwork, such as invoices, daily routing schedules and accounts receivable functions that are downloaded directly to each warehouse territory. Features currently under consideration for development include vehicle tracking using GPS and onboard computers for each delivery truck.

     PODS Manufacturing Division. Our manufacturing center is located in Pinellas County, Florida, at our corporate headquarters. We build both the POD units and the lift systems at this facility. In June of 2001 the Company entered into a contract with a third party to manufacture PODS in their facility in Bloomington, Illinois.

     Currently, our manufacturing facilities have fully operational assembly lines which, when operating at full capacity, require 60 workers per 10 hour shift and are capable of producing 60 PODS per day. At full capacity, they have the ability to produce over 1,200 PODS per month without adding a second shift.

     Our manufacturing center includes an assembly line devoted to the manufacture of truck lifts. This assembly line requires five workers per shift and, working one shift per day, POD lift capacity is four lifts per month.

     PODS Delivery System. We have developed a custom software system that has the ability to dispatch trucks based upon information gathered at our national call center. Once an order is taken, the system automatically places the delivery into the scheduling program for each territory. Map functionality allows the system to print sequenced delivery schedules for optimum driver routing. Effective routing reduces drive time, thus increasing the number of deliveries a driver can perform per day. The system automatically produces the appropriate rental paperwork for the drivers, and directions and maps to the customer's location.

     PODS Storage System. Our customers have three types of storage choices when renting a POD unit. In order to keep track of all POD units, we have developed a software system which tracks each individual POD from the point of manufacture all the way through the rental, delivery and redelivery processes. Whether stored at a customer's location, in a POD warehouse or during a point-to-point move, we can locate and track each unit on a daily, incremental basis. Each metropolitan area is projected to have up to 150,000 square feet of PODS warehouse storage capable of handling in excess of 2,000 PODS. This warehouse space would be divided among three or four locations, allowing for efficient coverage of the service area.

     We plan to enter new metropolitan areas with a single warehouse and then open additional warehouse locations as rental demands require. A forklift suitable for the movement of PODS is required at each warehouse location. An overhead crane system can be utilized for the storage of PODS in a warehouse with a PODS designed "Grabber," but this is recommended only when a suitable crane system is already installed and the building height will allow for three-high storage. The "Grabber" allows for the movement of PODS in the void ceiling area of the warehouse rather than through forklift hallways, resulting in more useable storage space.

     We expect to use both forklifts and overhead crane systems to our advantage by having the flexibility to enter new metropolitan areas using existing available facilities. This keeps our costs low.

EMPLOYEES

     At December 31, 2001, we employed 105 full-time employees, consisting of 4 in management, 1 in sales and marketing, 22 in customer service, 21 in administration and finance, 5 in warehouse operations, 21 as truck drivers, 3 in franchisee training, and 28 in manufacturing.

GOVERNMENT REGULATIONS

     Local municipal codes and regulations sometimes limit the amount of time that PODS may remain on the premises of our customers. When our customers are required to move PODS ahead of their schedule, we move the PODS to one of our warehouses. The effect of those limitations on our business has not been material. We have recently received citations issued by the City of Clearwater, Florida alleging a violation of the City's ordinance governing signage, a requirement that a sticker be placed on each POD container indicating its delivery date, and the length of time a container may remain on site. We are defending the citations vigorously however; we believe that even if the citations are sustained, they will not have a material adverse effect on our results of operations. Other governmental jurisdictions have similar laws, but we and our franchisees have adjusted operations to comply with these laws with no material adverse effect on results of operations.

     Our cross-country moves are regulated by the U.S. Department of Transportation and by some states. We hold the required Department of Transportation license and licenses from several states.

PROPERTIES

     We lease the following properties:

                                           APPROXIMATE
                LOCATION                  SIZE (SQ. FT.)                     USE
                --------                  --------------                     ---
Hillsborough County, Florida............      50,000       Warehouse
Pasco County, Florida...................      30,000       Warehouse/office
Pinellas County, Florida(1).............      80,000       Warehouse/office/manufacturing
Broward County, Florida.................     120,000       Warehouse/office
Dupage County, Illinois.................      40,000       Warehouse/office

---------------

(1) Corporate headquarters. We recently signed a letter of intent for about 21,000 sq. feet of new office space that will serve as our corporate headquarters, but as of the date of this prospectus the lease has not been signed.

     Our leased properties are in good condition and will be adequate for our operations over the next 12 months.

LEGAL PROCEEDINGS

     Except as described under "Government Regulations," as of the date of this prospectus, we were not engaged in any pending legal proceedings.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THREE MONTHS ENDED DECEMBER 31, 2001 COMPARED TO THREE MONTHS ENDED DECEMBER 31,
                                      2000

     Overview. The following is a discussion of certain factors affecting our results for the three-month periods ending December 31, 2001 and December 31, 2000 and our liquidity and capital resources.

     Net Cash. Our net cash used in our operations was $(362,068) for the three-month period ended December 31, 2001 and $(269,352) for the three-month period ended December 31, 2000. Our net cash flow deficit from operations during the three month period ended December 31, 2001 resulted primarily from reducing our payables and an increase in our finished goods inventory.

     We had an increase of cash of $482,552 for the three months ended December 31, 2001 compared to a cash decrease of $123,089 for the three months ended December 31, 2000. The increase is due to a continued influx of cash from our debenture offering.

     Capital Expenditures. Our business is capital intensive. We incur relatively large capital expenditures to open and grow PODS moving and storage businesses in a territory. Those expenses include the manufacture of PODS and lifts and the acquisition of trucks, forklifts, computer and office equipment. Also, because we have a unique product, we must spend a considerable amount in each new market to educate consumers about the advantages of using PODS over other moving and storage alternatives.

     Capital expenditures consisting primarily of new PODS and lifts being placed in service increased by $310,593 or 81% from $382,027 during the three month period ended December 31, 2000, to $692,620 during the three month period ended December 31, 2001. The increase is due to 309 PODS placed in service during the three months ended December 31, 2001 compared to 76 placed in service during the three months ended December 31, 2000.

     The PODS and lifts used in company-owned territories increased by 511 PODS, or 21.6% and one lift in 2001. At December 31, 2001, we had 2,880 PODS and 11 lifts in service. At December 31, 2000, we had 2,369 PODS and 10 lifts in service.

     Advertising expenditures, to educate consumers about the advantages of using PODS, which are included in cash flow from operations, decreased by $24,934 or 19.6% from $127,418 for the three month period ended December 31, 2000 to $102,484 for the three month period ended December 31, 2001.

     We expect to increase both our capital expenditures and advertising in 2002 as we open new company-owned territories with the proceeds from our debenture offering. Management is planning to open a territory in Chicago in February 2002.

     Rental and Delivery Revenue. Rental and delivery revenue increased by $181,905 or 17.5% from $1,041,122 for the three months ended December 31, 2000 to $1,223,027 for the three months ended December 31, 2001. The number of PODS available for rent in Company-owned markets increased by 511 or 21.6%, from 2,369 at December 31, 2000 to 2,880 at December 31, 2001. The average monthly revenue per POD rented decreased by $4.72 per POD rented or 3.2% from $146.06 during the three month period ended December 31, 2000 to $141.34 during the three month period ended December 31, 2001.

     Sales of PODS and Lifts to Franchisees. Revenue from the sale of PODS and lifts to franchisees increased by $326,696 or 38.7% from $844,145 for the three month period ended December 31, 2000 to $1,170,841 for the three month period ended December 31, 2001. PODS sold increased by 70 or 15.7% from 447 PODS in the three month period ended December 31, 2000 to 517 PODS in the three month period ended December 31, 2001. Lifts sold increased by 4 or 200% from 2 lifts sold during the three months ended December 31, 2000 to 6 lifts sold during the three months ended December 31, 2001.

     Franchise Revenues. Franchise revenues consists primarily of initial license fees paid by the franchisee for exclusive rights for a geographic territory, which is recognized in revenue when the franchisee opens for business, and an 8% royalty the franchisee pays on a semi-monthly basis. Franchise revenues increased by

$293,870 or 191.3% from $153,613 during the three month period ended December 31, 2000 to $447,483 during the three month period ended December 31, 2001.

     Gross Profit from Rental and Delivery Revenue. Gross profit from rental and delivery revenue represents revenues less the cost of services provided. Gross profit increased by $133,778 or 29% from $462,005 during the three months ended December 31, 2000 to $595,783 during the three month period ended December 31, 2001. Gross profit as a percentage of revenue also increased from 44.4% during the three month period ended December 31, 2000 to 48.7% during the three months ended December 31, 2001. The increase in gross profit as a percentage of revenue is a result of better leveraging certain fixed costs in the rental and delivery of PODS.

     Gross Profit from the Sale of PODS and Lifts. Gross profit from the sale of PODS and lifts represents the revenue from the sale of PODS and lifts less all manufacturing costs related to their production. Gross profit decreased by $5,892 or 4.5% from $130,573 during the three months ended December 31, 2000 to $124,681 during the three months ended December 31, 2001. Gross profit as a percentage of revenues also decreased from 15.5% during the three month period ended December 31, 2000 to 10.6% during the three month period ended December 31, 2001. The decrease in gross profit and in gross profit as a percentage of revenues is a result of having greater productive capacities during the three months ended December 31, 2001 which management expects to be utilized during the remainder of this fiscal year.

     Gross Profit from Franchise Revenues. Gross profit from franchise revenues represents the revenues less costs associated with selling and opening a franchise. Gross profit from franchise revenues increased by $285,141 or 201.7% from $141,383 during the three months ended December 31, 2000 to $426,524 for the three months ended December 31, 2001. Gross profit as a percentage of revenue increased slightly from 92.0% during the three months ended December 31, 2000 to 95.3% during the three months ended December 31, 2001.

     Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by $229,949 or 21.8% from $1,054,062 during the three months ended December 31, 2001 to $1,284,011 during the three months ended December 31, 2001, primarily from increased staffing to handle the larger volume of business. Selling, general and administrative expense as a percentage of revenue decreased from 51.7% during the three month period ended December 31, 2000 to 45.2% during the three month period ended December 31, 2001. The decrease in selling general and administrative expenses as a percentage of revenues is primarily a result of efficiencies derived from a larger revenue base.

     Interest Expense. Our interest expense increased by $113,979 or 135.2% from $84,315 during the three months ended December 31, 2000, to $198,294 during the three months ended December 31, 2001. The increase in interest expense is a result of our increased borrowings, including the debentures to develop our infrastructure and to support our growth and from the recent debenture offering.

     Net Losses. Our net loss decreased by $29,340 or 5.1% from $(574,713) for the three months ended December 31, 2000 to $(545,373) for the three months ended December 31, 2001. Our net loss as percentage of revenue decreased from (28.2%) for the three months ended December 31, 2000 to (19.2%) for the three months ended December 31, 2001.

LIQUIDITY AND CAPITAL RESOURCES

     We have anticipated growing our business and have continued to maintain the expense of an infrastructure that will support our expected growth. As of December 31, 2001, only nine of our 23 franchisees had been open for more than one year. As those franchises continue to mature, we expect them to purchase additional PODS and lifts from us. We also expect royalty revenue from them to increase. In addition, two new franchises have opened since December 31, 2001 one of which we sold subsequent to our year-end, September 30, 2001. Those franchisees will purchase PODS and lifts from us and will begin to generate additional royalty revenue.

     If we don't sell any additional debentures, we will have raised sufficient capital to fully utilize our existing warehouse capacity and to support the growth we expect in our new Chicago territory. However, we can implement a slower growth plan that would reflect the amount of funds we raise from the sale of the debentures. Such a plan would involve reducing our advertising expenditures to maintenance levels and reducing other personnel expenditures. As a result of these actions, we expect to manage our cash flow from operations and be able to meet our existing debt service requirements as they come due, both during the next twelve months and over the longer term.


     As a result, although we don't anticipate the need to borrow additional funds to sustain our current operations, we expect to do so to accelerate our growth.

  Liquidity -- Sources of Cash


     Borrowings. Borrowings were our largest source of cash during the three months ended December 31, 2001. The debenture offering raised $5,575,000 as of December 31, 2001 and $1,770,000 during the three months ended December 31, 2001. We believe that our ability to borrow will increase as a result of this debenture offering.


     Sales to Franchisees. Our largest source of cash other than debt financing, during the three months ended December 31, 2001 was from sales of PODS and lifts to our franchisees and fees and royalties paid by our franchisees. During the twelve months ended September 30, 2001 we opened a second manufacturing location in Illinois to accommodate the growth in POD sales. Our royalty revenue increased by $80,870 or 65.4% from $123,613 for the three months ended December 31, 2000 to $204,483 for the three months ended December 31, 2001. Our franchise fee revenue increased by $213,000 or 710% from $30,000 for the three months ended December 31, 2000 to $243,000 for the three months ended December 31, 2001. As of December 31, 2001, we had deferred franchise fees of $185,000, which will be recognized in the current fiscal year. This will continue to be our largest source of cash as these new franchises open and the existing franchises mature.

     Rental and Delivery Revenue. During the three month period ended December 31, 2001 our third largest source of cash was from rental and delivery revenue generated by our company-owned PODS moving and storage business. We expect revenues from this source to increase significantly with the opening of new locations. Our next expansion is currently targeted for February 2002 in the Chicago, Illinois market.

     Borrowings. During the three months ended December 31, 2001, our long-term debt increased to $6,998,735. Our long-term debt will increase substantially as we continue to sell the debentures. We also believe that our ability to borrow will increase as we sell additional debentures if we have consistently profitable operations. In order to accelerate our growth, we expect to borrow additional funds in the future as we sell additional debentures and possibly obtain other senior debt.

     As of December 31, 2001, assuming we sell all $10 million of the debentures, our debt service requirements on the debentures, our existing debt and capitalized lease obligations on a pro forma basis over the next five years are expected to be as follows:

2002........................................................  $2,132,337
2003........................................................  $2,099,547
2004........................................................  $1,786,730
2005........................................................  $1,410,277
2006........................................................  $1,285,791

     The amounts set forth above will increase if we borrow additional amounts, as we expect to do. We will use a portion of the net proceeds from the sale of the debentures to fund interest payments on the debentures for the first two years. The table below describes, the funds set aside for the payment of interest on the debentures as of December 31, 2001 and what funds will be set aside if we sell the maximum amount of this offering:

                                                              DECEMBER 31,     MAXIMUM
                                                                  2001       $10 MILLION
                                                              ------------   -----------
Interest reserve............................................   $1,089,102    $2,196,702

     After the first two years, we expect our operations or other borrowings or capital infusions to generate sufficient cash to pay interest on the debentures and to pay the debentures at maturity.

TWELVE MONTHS ENDED SEPTEMBER 30, 2001 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2000

     Overview. The following is a discussion of certain factors affecting our results for the twelve and nine month periods ending September 30, 2001 and September 30, 2000 and our liquidity and capital resources.

     Net Cash. Our net cash used in our operations was $557,911 for the twelve-month period ended September 30, 2001 and $371,103 for the nine-month period ended September 30, 2000. Our increase in the net cash flow deficit during the twelve month period ended September 30, 2001 is primarily a result of an increase in our finished goods inventory.

     We had an increase of cash of $1,854,923 for the twelve months ended September 30, 2001 compared to a cash decrease of $1,331,149 for the nine months ended September 30, 2000. The increase is due to a successful debenture offering, with $3,845,000 raised as of September 30, 2000.

     Capital Expenditures. Our business is capital intensive. We incur relatively large capital expenditures to open and grow PODS moving and storage businesses in a territory. Those expenses include the manufacture of PODS and lifts and the acquisition of trucks, forklifts, computer and office equipment. Also, because we have a unique product, we must spend a considerable amount in each new market to educate consumers about the advantages of using PODS over other moving and storage alternatives.

     Capital expenditures consisting primarily of new PODS and lifts being placed in service decreased by $398,214 or 25.1% from $1,586,266 during the nine month period ended September 30, 2000, to $1,188,052 during the twelve month period ended September 30, 2001. The decrease is due to 313 PODS placed in service during the twelve months ended September 30, 2001 compared to 551 placed in service during the nine months ended September 30, 2000.

     The PODS and lifts used in company-owned territories increased by 313 PODS, or 14.0% and one lift in 2001. At September 30, 2001, we had 2,542 PODS and 11 lifts in service. At September 30, 2000, we had 2,229 PODS and 10 lifts in service.

     Advertising expenditures, to educate consumers about the advantages of using PODS, which are included in cash flow from operations, decreased by $24,151 or 5.2% from $467,105 for the nine month period ended September 30, 2000 to $442,954 for the twelve month period ended September 30, 2001.

     We expect to increase both our capital expenditures and advertising in 2002 as we open new company-owned territories with the proceeds from our debenture offering. Management expects to open a territory in Chicago during February 2002.

     Rental and Delivery Revenue. Rental and delivery revenue increased by $1,661,855 or 64.3% from $2,586,555 for the nine months ended September 30, 2000 to $4,248,410 for the twelve months ended September 30, 2001. The number of PODS available for rent in Company-owned markets increased by 313 or 14.0%, from 2,229 at September 30, 2000 to 2,542 at September 30, 2001. The average monthly revenue per POD rented also increased by $9.65 per POD rented or 6.7% from $144.19 during the nine-month period ended September 30, 2000 to $153.84 during the twelve-month period ended September 30, 2001.

     Sales of PODS and Lifts to Franchisees. Revenue from the sale of PODS and lifts to franchisees increased by $3,749,399 or 120.9% from $3,101,950 for the nine-month period ended September 30, 2000 to $6,851,349 for the twelve-month period ended September 30, 2001. PODS sold increased by 1,842 or 124.0% from 1485 PODS in the nine-month period ended September 30, 2000 to 3,327 PODS in the twelve-month period ended September 30, 2001. Lifts sold increased by eight or 53.3% from 15 lifts sold during the nine months ended September 30, 2000 to 23 lifts sold during the twelve months ended September 30, 2001.

     Franchise Revenues. Franchise revenues consists primarily of initial license fees paid by the franchisee for exclusive rights for a geographic territory, which is recognized in revenue when the franchisee opens for business, and an 8% royalty the franchisee pays on a semi-monthly basis. Franchise revenues increased by

$607,494 or 199.6% from $304,318 during the nine month period ended September 30, 2000 to $911,812 during the twelve month period ended September 30, 2001.

     Gross Profit from Rental and Delivery Revenue. Gross profit from rental and delivery revenue represents revenues less the cost of services provided. Gross profit increased by $829,870 or 76.1% from $1,090,858 during the nine months ended September 30, 2000 to $1,920,728 during the twelve-month period ended September 30, 2001. Gross profit as a percentage of revenue also increased from 42.2% during the nine-month period ended September 30, 2000 to 45.2% during the twelve months ended September 30, 2001. The increase in gross profit as a percentage of revenue is a result of better leveraging certain fixed costs in the rental and delivery of PODS.

     Gross Profit from the Sale of PODS and Lifts. Gross profit from the sale of PODS and lifts represents the revenue from the sale of PODS and lifts less all manufacturing costs related to their production. Gross profit increased by $1,182,994 or 832.4% from $142,120 during the nine months ended September 30, 2000 to $1,325,114 during the twelve months ended September 30, 2001. Gross profit as a percentage of revenues also increased from 4.6% during the nine-month period ended September 30, 2000 to 19.3% during the twelve-month period ended September 30, 2001.

     Gross Profit from Franchise Revenues. Gross profit from franchise revenues represents the revenues less costs associated with selling and opening a franchise. Gross profit from franchise revenues increased by $561,161 from $283,227 during the nine months ended September 30, 2000 to $844,388 for the twelve months ended September 30, 2001. Gross profit as a percentage of revenue decreased slightly from 93.1% during the nine months ended September 30, 2000 to 92.6% during the twelve months ended September 30, 2001.

     Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by $1,860,195 or 81.7% from $2,277,412 during the nine months ended September 30, 2000 to $4,253,703 during the nine months ended September 30, 2001, primarily as a result of a 15% increase in staffing and pay increases from the nine months ended September 30, 2000 to the twelve months ended September 30, 2001 to handle the larger volume of business. Selling, general and administrative expense as a percentage of revenue decreased from 38.0% during the nine-month period ended September 30, 2000 to 34.5% during the twelve-month period ended September 30, 2001. The decrease in selling general and administrative expenses as a percentage of revenues is primarily a result of efficiencies derived from a larger revenue base.

     Interest Expense. Our interest expense increased by $247,554 or 225.2% from $109,921 during the twelve months ended September 30, 2000, to $357,475 during the twelve months ended September 30, 2001. The increase in interest expense is a result of the issuance of the Series A Debentures and other borrowings during the year to continue to develop our infrastructure and to support our growth.

     Net Losses. Our net loss decreased by $47,452 or 3.7% from $1,280,832 for the nine months ended September 30, 2000 to $1,233,380 for the twelve months ended September 30, 2001. Our net loss as percentage of revenue decreased from 21.4% for the nine months ended September 30, 2000 to 10.2% for the twelve months ended September 30, 2001.

LIQUIDITY AND CAPITAL RESOURCES

     During the year ended September 30, 2001, the Company experienced its first profitable quarter of operations since its inception during the three months ended June 30, 2001. We expect to continue to grow our business and maintain the expense of an infrastructure to support this expected growth. We expect that with our existing cash reserves, additional sales of debentures and cash flow provided from future operations, we will be able to put additional PODS in service in our existing Company owned Territories, increasing their profitability, and fund the growth of a new territory which management expects to open in February of 2002.

     Sales to Franchisees. Our largest source of cash during the twelve months ended September 30, 2001 was from sales of PODS and lifts to our franchisees and fees and royalties paid by our franchisees. During the twelve months ended September 30, 2001 we opened a second manufacturing location in Illinois to accommodate the growth in POD sales. During the nine months ended September 30, 2000 our POD sales alone were $2,610,450, but increased by $3,446,245 or 132.0% to $6,056,695 for the twelve months ended September 30, 2001. Our royalty revenue increased by $298,170 or 379.8% from $78,509 for the nine months ended September 30, 2000 to $376,679 for the twelve months ended September 30, 2001. As of September 30, 2001, nine of our 23 franchises have been open for more than one year. As those franchises continue to mature, we expect them to purchase additional PODS and lifts from us. We also expect Royalty revenue from them to continue to increase. In addition, we sold twelve new franchises during this fiscal year, representing approximately twenty, 400,000-population territories, eight of which opened for business in 2001. As of September 30, 2001, we have sold seven franchises, representing approximately twelve, 400,000-population units, which we expect will open during the upcoming fiscal year. These franchises will purchase PODS and lifts from us and generate additional royalty revenue.

     Borrowings. Borrowings were our second largest source of cash. During the twelve months ended September 30, 2001, our long-term debt increased to $5,553,336. The debenture offering raised $3,845,000 as of September 30, 2001. We believe that our ability to borrow will increase as a result of this debenture offering.

     Rental and Delivery Revenue. During the twelve-month period ended September 30, 2001 our third largest source of cash was from rental and delivery revenue generated by our company-owned PODS moving and storage business. We expect revenues from this source to increase significantly with the opening of new locations. Our next expansion is currently targeted for February 2002 in the Chicago, Illinois market.

                                 OUR MANAGEMENT

OUR DIRECTORS AND EXECUTIVE OFFICERS

     Our board of directors includes five members, one of which is an executive officer. Our directors are elected annually. We have no board committees. The following table sets forth the name, age and position of each of our directors and executive officers:

                   NAME                      AGE                    POSITION
                   ----                      ---                    --------
Peter S. Warhurst..........................  49    President, Chief Executive Officer and
                                                   Chairman of the Board
Thomas M. Calcaterra.......................  47    Chief Financial Officer
David Revelia..............................  48    Chief Operations Officer
R. Paul Umberg.............................  61    Chief Administrative Officer
Philip Doganiero...........................  44    Director
Dennis Martino.............................  49    Director
W. Keith Schilit...........................  47    Director
Martin H. Schweitzer.......................  57    Director
Scott A. Spencer...........................  38    Director

     Mr. Warhurst has served as our President since August 27, 1998 and Chairman and CEO since January 2000. From October 1996 through August 26, 1998, he held the position of Managing Partner with our Predecessor. From October 1994 to October 1996, he managed personal investments including real estate development. In 1985 Mr. Warhurst was one of the three founders of EAI Systems, Inc., developers of computer software for the public safety market, and held the position of Vice President of Operations with EAI Systems, Inc and its successors Bell Atlantic Public Sector Systems, Inc. (who purchased EAI Systems) and OCS Technologies, Inc. (who purchased Bell Atlantic Public Sector Systems), respectively until October 1994, out of Clearwater, Florida. Mr. Warhurst has not entered into an employment agreement with us.

     Mr. Calcaterra joined PODS in February, 2000 as our Chief Financial Officer. From November, 1998 to February 2000, he was employed as a financial consultant and a chief financial officer for companies in the time share and staffing businesses in central Florida. From March 1997 to November 1998, he was Vice President, Chief Financial Officer and Secretary of Romac International, Inc. From October 1991 to April 1997 he was Vice President of Administration and Chief Financial Officer of Hydro Agri North America, a subsidiary of Norsk Hydro, headquartered in Oslo, Norway. Norsk Hydro is a multi billion dollar conglomerate with its primary operations in oil and energy, light metals and agriculture. From May 1989 to October 1991, he was Vice President of a sister company, Hydro Transnitro, Inc. Mr. Calcaterra was Senior Manager with Arthur Andersen & Company from 1984 to 1989 and Manager with Deloitte & Touche from 1977 to 1984.

     Mr. Revelia has served as Vice President Operations since August 27, 1998 and our Chief Operations Officer since April, 2001. Previously, he held the same position with our predecessor from June 1, 1998 through August 26, 1998. Mr. Revelia has held the position of Company Officer with the Largo Fire Department, Largo, Florida since 1977. In addition, he was Manager of Operations and Distribution for IPAGSA in Odessa, Florida, a foreign manufacturer of offset printing equipment and supplies, from November, 1994 to January, 1995. From August, 1989 through September, 1994 and from May 1995 to March 1996 he was a Project Manager for EAI Systems, Inc. of Clearwater Florida, developers of computer software for the public safety market, and its successors Bell Atlantic Public Sector Systems, Inc. and OCS Technologies, Inc., respectively.

     Mr. Umberg has been our Chief Administrative Officer since April 2000. In April, 2001, his duties and title were changed to Chief Administrative Officer. Mr. Umberg joined PODS, Inc. in March of 2000 after five and one half years of executive management with Danka Office Imaging, in St. Petersburg, Florida, a global supplier of copies, fax and printer office products, during which he was engaged in a number of roles with direct operational responsibility. Mr. Umberg's titles included President and CEO of Danka Omnifax, President of Danka North American Operations and Corporate Vice President. At one time or another he had direct responsibility for Service Dispatch Centers, Operations, Integrated Supply Chains, Worldwide Integration, Human Resources, Real Estate and Facilities, and Fleet Management in addition to P&L responsibility. Prior to joining Danka Mr. Umberg spent over 30 years in the banking industry as a shareholder of a two-bank community holding company with assets over $165 million and as the President and CEO of both banks.

     Mr. Doganiero has been a member of our Board of Directors since November, 1999. Currently Mr. Doganiero is President of Doganiero Holdings, Inc. (private investments), in Las Vegas, Nevada, a position he has held since November 1997. Before his retirement at age 41, he was, from June 1997 to June 1998, Chairman of Dataflex Corporation, in Clearwater Florida, a national publicly traded systems integration company, and served as its President from January 1995 to June 1998. He was President, the founder and CEO of National Data Products, Inc., in Clearwater, Florida, which was recognized by INC. Magazine as one of the top 100 fastest growing private companies between May 1982 and January 1995. Mr. Doganiero was three time finalist for entrepreneur of the year in the State of Florida sponsored by INC. Magazine and Ernst & Young LLP.

     In December, 1994, a former employee of National Data Products, Inc. filed a complaint in the United States District Court for the Middle District of Florida, Tampa Division, against Mr. Doganiero and National Data Products, Inc. The complaint alleges, among other things, that Mr. Doganiero promised to provide the employee with stock options to purchase National Data Products, Inc. common stock, but terminated his employment at a time when the company was being sold without granting him any options and that in doing so, Mr. Doganiero and National Data Products, Inc. breached a contract with the former employee, violated Rule 10b-5 of the Securities Exchange Act of 1934, and violated the Florida Securities and Investor Protection Act. On March 31, 1997, after a jury trial, a judgment was entered against Mr. Doganiero and National Data Products, Inc. in the amount of $564,721, including pre-judgment interest.

     Mr. Martino has been a member of our Board of Directors since November, 1999. Currently, Mr. Martino is a Certified Financial Planner and, as of November, 2001, owns an independent branch office of Raymond James Financial Services in Dunedin, Florida. From December 1981 through November 2001 he was Sr. Vice President-Investments in the Clearwater, Florida office of Prudential Securities. Concurrent with his activities in the financial services industry, Mr. Martino is President and Founder of Contactman Coaching, Inc., a consulting firm that teaches the disciplines of client contact management and sales force automation. He is also the author of the book "The Art of Contact
Management -- Staying In Touch" that is included in a multi-media seminar package. Mr. Martino is a graduate of Pace University, New York City, NY with a BBA in marketing. He has also completed the Security Institute's three-year course of study at the Wharton School of Business, Philadelphia, PA.

     Mr. Schilit has been a member of our Board of Directors since November, 1999. Mr. Schilit is President of Catalyst Ventures of Tampa, Florida, one of three companies he has founded. Catalyst provides consulting to growth businesses seeking private and public funding for growth, assists companies seeking merger or acquisition opportunities and provides analysis of investment opportunities to investment companies. Early in his career he developed strategic planning programs for Fortune 500 companies, governmental agencies and industry associations such as Corning Glass Works, Niagara Mohawk Power, The U.S. Civil Service Commission and the National Tire Dealers and Retreaders Association. He specializes in helping young entrepreneurial companies grow and find the financing they need to be successful. He is also the author of six recent books on venture capital, IPOs and emerging growth ventures. He has served on the board of directors of Check Express, Inc., Dataflex Corp., and Chico's FAS, Inc.

     Mr. Schweitzer has been a member of our Board of Directors since November, 1999. Mr. Schweitzer is a Certified Public Accountant. Since 1976, he has been and is Managing Partner of Schweitzer and Dobosz, C.P.A., P.A. in Clearwater, Florida. The firm specializes in medical and real estate entities. Prior to joining Schweitzer and Dobosz, he was Financial Vice President of Page Corporation -- U.S. Home in Silver Spring, Maryland, and he started his career with Deloitte & Touche, in Baltimore, Maryland.

     Mr. Spencer has been a member of our Board of Directors since March, 2002. He is a founding member of the Board of Directors of Spencer International Advisors, Inc., a full-service, fee-only investment management firm located in Clearwater, Florida, and currently serves as its President and Chief Executive Officer. He is a Certified Public Accountant, a Certified Financial Planner practitioner, and has served as an Industry Arbitrator Chairperson appointee of the NASD Dispute Regulation, Inc., a subsidiary of the National Association of Securities Dealers, Inc. Mr. Spencer has a Bachelor's degree (cum laude) in accounting and a Masters of Business Administration degree from Chaminade University of Honolulu. From 1985 to 1989, he was an account executive with GTE-Hawaiian Telephone, and after successfully completing the Certified Public Accountant exam, worked as a tax and international currency advisor to private investors. During 1993 to 1997, he served as vice president of Spencer International Investments, Inc., a broker/dealer corporation licensed by the NASD.

DIRECTOR COMPENSATION

     Currently, we do not pay our directors cash compensation for their service as directors. In February, 2000, we granted to each of our directors options to purchase 7,500 shares of our common stock at a purchase price of $1.00 per share. The options vested on January 1, 2001 and expire in February, 2010. In January, 2001, we granted each of our directors options to purchase another 7,500 shares of our common stock at a purchase price of $3.00 per share. The options vest on January 1, 2002 if the holder is a director on December 31, 2001. In October of 2001, we granted each of our directors options to purchase another 10,000 shares of our common stock at a purchase price of $3.25 per share. The options vest on October 1, 2002 if the holder is a director on September 30, 2002.

EXECUTIVE COMPENSATION

     The following table sets forth all cash compensation we paid or accrued during each of our last three fiscal years to our chief executive officer. The total annual salary and bonus paid or accrued during fiscal years 2000 and 2001 to each of our executive officers did not exceed $100,000 unless indicated below. The options granted to Mr. Warhurst in the table below, we granted in return for his guaranty of our debt.

SUMMARY COMPENSATION TABLE

                                                                              LONG TERM COMPENSATION
                                                                             -------------------------
                                               ANNUAL COMPENSATION           SECURITIES
                                       -----------------------------------   UNDERLYING
           NAME AND                                           OTHER ANNUAL    OPTIONS      ALL OTHER
      PRINCIPAL POSITION        YEAR   SALARY($)   BONUS($)   COMPENSATION    AWARDED     COMPENSATION
      ------------------        ----   ---------   --------   ------------   ----------   ------------
Peter S. Warhurst.............  2001   $ 55,871         --        --               --         --
                                2000   $ 17,692         --        --           30,000         --
                                1999         --         --        --               --         --
Thomas M. Calcaterra..........  2001   $100,397    $15,000        --           12,500         --
R. Paul Umberg................  2001   $108,739         --        --           12,500         --

---------------

OPTION GRANTS DURING 2001

     The following table provides information regarding stock options granted during fiscal year 2001 to our officers. In addition to the options described in the following table, we granted options to three of our other directors and two of our other executive officers in return for their guaranty of our debt. Those options are described under "Related Party Transactions."

                                              NUMBER OF     PERCENT OF
                                                SHARES     TOTAL OPTIONS
                                              UNDERLYING    GRANTED TO     EXERCISE OR
                                               OPTIONS     EMPLOYEES IN    BASE PRICE
                    NAME                       GRANTED      FISCAL YEAR     PER SHARE    EXPIRATION DATE
                    ----                      ----------   -------------   -----------   ----------------
Thomas M. Calcaterra........................    10,000          22.2%         3.00       February 1, 2011
R. Paul Umberg..............................    35,000          77.8%         3.00       February 1, 2011

---------------

YEAR-END OPTION VALUES

     The following table provides information as to the number of options outstanding at September 30, 2001, held by our chief executive officer. We are unable to state the market value of our common equity because our common stock is not publicly traded and no valuation of the shares has been performed.

                                                   NUMBER OF UNEXERCISED          VALUE OF UNEXERCISED
                                                        OPTIONS AT                IN-THE-MONEY OPTIONS
                                                    SEPTEMBER 30, 2000            AT SEPTEMBER 30, 2000
                     NAME                        EXERCISABLE/UNEXERCISABLE      EXERCISABLE/UNEXERCISABLE
                     ----                        -------------------------      -------------------------
Peter S. Warhurst..............................             30,000/0                    See above
Thomas M. Calcaterra...........................        87,500/42,500                    See above
R. Paul Umberg.................................       117,500/72,500                    See above

STOCK OPTION PLAN

     In 2000, our board of directors approved our 2000 Stock Option Plan. Employees, directors and consultants are eligible to receive grants of options under the plan. We set aside 1.1 million shares in the plan. As of December 14, 2001, options to purchase a total of 648,000 shares of our common stock had been granted under the plan, including 100,000 to our outside directors and 187,500 to our executive officers. Thirty thousand of the options held by our outside directors vest on January 1, 2002, if they continue to serve as directors on December 31, 2001.

INDEMNIFICATION

     We entered into indemnification agreements with each of our current directors and executive officers which will provide for indemnification of, and advancement of expenses to, such persons for expenses and liability incurred by them by reason of the fact that they are or were a director, officer, shareholder of the Company including indemnification under circumstances in which indemnification and advancement of expenses are discretionary under Florida law.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                             PRINCIPAL SHAREHOLDERS

     The following table provides information as December 31, 2001 about stockholders who are the beneficial owners of more than 5% of our common stock or who are our directors or executive officers. Except as otherwise indicated, the persons named in the table have sole voting and investment power with respect to all shares of common stock owned by them.

                                                                   AMOUNT AND NATURE
                                                              OF BENEFICIAL OWNERSHIP(1)
                                                              ---------------------------
NAME AND ADDRESS OF BENEFICIAL OWNER                            SHARES        PERCENTAGE
------------------------------------                          ----------      -----------
PODS USA, LLC(2)............................................  7,000,000          63.6%
  6061 45th Street North
  St. Petersburg, FL 33714
JPJ Development, Inc.(2)....................................  7,000,000          63.6%
  6061 45th Street North
  St. Petersburg, FL 33714
Peter S. Warhurst(2),(3)....................................  7,030,000          63.7%
Philip Doganiero(4).........................................    545,000           5.0%
Dennis Martino(5)...........................................    338,172           3.1%
W. Keith Schilit(6).........................................    246,065           2.2%
Martin H. Schweitzer(7).....................................     65,000           0.5%
R. Paul Umberg(8)...........................................     72,500           0.7%
Thomas M. Calcaterra(9).....................................     42,500           0.4%
David Revelia(10)...........................................          0            --
All directors and executive officers as a group (8
  persons)..................................................  8,339,237          75.8%

---------------

(1) The percentages are calculated on the basis of 11,003,237 shares of common stock outstanding on September 30, 2001. Under SEC rules, we calculate the percentage ownership of each person who owns exercisable options by adding
    (1) the number of exercisable options for that person only to (2) the number of total shares outstanding, and dividing the result into (3) the total number of shares and exercisable options owned by that person. The business address of each of our directors and executive officers is: c/o PODS, Inc., 6061 45th Street North, St. Petersburg, Florida 33714.

    Since our shareholders are not required to file reports of beneficial ownership under Section 13(d) of the Securities and Exchange Commission, the information in this table is derived from our records and is based on our interpretation of the term "beneficial ownership," rather than on reports filed with the Securities and Exchange Commission.

 (2) PODS USA, LLC is a limited liability company. The following members hold the voting interests in PODS USA, LLC:

                                                                  APPROXIMATE %
                                                                    OF VOTING
                               MEMBER                               INTEREST
                               ------                             -------------
    JPJ Development, Inc........................................      50%
    Varo Estates, Inc...........................................      31%
    Ona, LLC....................................................      12%
    Robert B. Timberlake........................................       2%
    Dennis Martino, Trustee.....................................       2%
    Richard K. Warhurst.........................................       1%
    Christopher J. Cavallaro....................................       1%
    Ricardo Chaves..............................................  Less than 1%
    Lovelace....................................................  Less than 1%

    Peter S. Warhurst, as trustee of his family trust, owns all of the voting shares of JPJ Development, Inc. W. Roy Courtney owns all of the shares of Varo Estates, Inc., and C. William Ash and his wife own all of the member interests of Ona, LLC. All of the persons or entities listed in the table above, and all of their shareholders could be deemed to be the beneficial owners of all or part of the shares owned by PODS USA, Inc. Of the foregoing persons and entities, we consider only JPJ Development, Inc. and Mr. Warhurst to be beneficial owners of the shares owned by PODS USA, LLC.
 (3) Includes all of the shares beneficially owned by JPJ Development, Inc. and an exercisable option to purchase 30,000 shares.
 (4) Includes 500,000 shares owned by the Doganiero Family Trust and exercisable options to purchase 45,000 shares.
 (5) Includes 293,172 shares held in Mr. Martino's IRA and exercisable options to purchase 45,000 shares. Does not include any shares owned by PODS USA, LLC.
 (6)Includes 201,065 shares owned by Mr. Schilit and his wife jointly and exercisable options to purchase 45,000 shares.
 (7) Includes 50,000 shares owned by Mr. Schweitzer and his wife jointly and an exercisable option to purchase 15,000 shares.
 (8) Represents exercisable options to purchase 72,500 shares.
 (9) Represents exercisable options to purchase 42,500 shares.
(10) Mr. Revelia owns an approximate 4.28% non-voting interest in PODS USA, LLC.

                           RELATED PARTY TRANSACTIONS

     In October, 1996, JPJ Development, Inc. and Varo Estates, Inc. formed Rope Developments, a general partnership which initially developed a mini-storage business. Peter S. Warhurst -- our chairman and chief executive officer -- was then the beneficial owner of all of the voting shares of JPJ Development, Inc. and W. Roy Courtney was the beneficial owner of all of the voting shares of Varo Estates, Inc.

     Upon the formation of Rope Developments, JPJ Development, Inc. and Varo Estates, Inc. contributed as capital to Rope Developments the real estate which Rope Developments then developed as a mini storage. The property had been purchased by them for $493,389 and in return for their contributions, each of them received a 50% profits and capital interest in Rope Developments.

     Later, David Revelia -- our Chief Operations Officer -- through Davlin Investments, Inc., acquired a 5% non-voting profits interest in Rope Developments in return for his services. Through Rope Developments, Messrs. Warhurst, Courtney and Revelia began the initial development of the PODS concept, and the PODS container and hydraulic lift designs.

     In 1997, JPJ Development, Inc. made a non-interest bearing $90,000 loan to Rope Developments. One-half of the loan was repaid and the other half was converted to capital in August, 1998. Also, in February through August, 1998, Rope Development advanced to Davlin Investments, Inc. $500 per week. The advances totaled $15,000 and were non-interest bearing. Davlin Investments is repaying the advances on a weekly basis.

     In August, 1998, Rope Developments sold its mini-storage property and distributed the net proceeds of the sale to its partners. Also in August, 1998, JPJ Development, Inc., Varo Estates, Inc. and Davlin Investments, Inc. formed Portables On Demand Storage, L.L.C. and contributed as capital an aggregate of $232,000 in cash. Rope Developments merged into Portables on Demand Storage, L.L.C., which then became the owner of the PODS name, concept, and technology. At about the same time, Varo Estates then sold a 12.5% voting membership interest to Ona, LLC.

     Portables On Demand Storage L.L.C. later changed its name to PODS, LLC. On September 3, 1999, we issued 7 million shares of our common stock to PODS, LLC in exchange for the assets and liabilities of its portable-on-demand moving and storage business. Those assets (net of liabilities) were carried on the books of PODS, LLC at $1,248,962 at the time of the transaction. Mr. Warhurst, our chairman, and W. Roy Courtney and C. William Ash were the beneficial owners of membership interests in PODS, LLC at the time of that transaction. See Footnote 2 to "Principal Shareholders."

     On the same date, we simultaneously sold 2,150,000 shares of our common stock for $1.00 per share in a private offering. Later in 1999, we sold an additional 1,633,172 shares for $1.00 per share in the same private offering. The Doganiero Family Trust, an affiliate of, Mr. Doganiero, one of our directors, purchased 500,000 of those shares. Mr. Martino, one of our directors, purchased 273,172 of those shares through his IRA. Mr. Schweitzer, one of our directors, and his wife jointly purchased 50,000 of those shares.

     In November, 1999, we issued 220,065 shares of our common stock to Mr. Schilit, a director, in lieu of cash compensation for financial and strategic advisory services performed by Mr. Schilit's consulting firm, Catalyst Ventures, in connection with our 1999 private offering.

     In December, 1999, we entered into a Stockholders' Agreement with all of our stockholders which includes the following provisions:

     - restrictions on disposition of our common stock;

     - rights of first refusal if our common stock is being sold;

     - rights of co-sale if our common stock is being sold;

     - requirements to sell our common stock if shareholders owning more than 33.3% wish to sell their shares;

     - preemptive rights to subscribe to additional shares of our common stock; and

     - registration rights.

     During calendar 2000, we granted options to purchase a total of 250,000 shares of our common stock in return for personal guaranties of a specified amount of a working capital loan. Directors Warhurst, Doganiero, Martino, and Schilit each guaranteed $300,000 of debt and were each granted options to purchase 30,000 shares at a purchase price of $1.00 per share.

     We have entered into employment agreements with Messrs. Umberg and Calcaterra, our Chief Administrative Officer and Chief Financial Officer, respectively. We have also entered into indemnification agreements with each of our executive officers and directors as described under "Our Management -- Indemnification."

                         DESCRIPTION OF THE DEBENTURES

     The debentures will be issued under an indenture we will enter into with U.S. Bank Trust National Association, as trustee. The indenture has been filed as an exhibit to the Registration Statement of which this prospectus is a part, and a copy is available for inspection at the principal executive offices of the trustee and at our corporate headquarters. Because the aggregate principal amount of the debentures does not exceed $10 million, the indenture is not required to be qualified under the Trust Indenture Act of 1939, as amended (the "Act") and is not so qualified. Accordingly, the provisions of the Act do not apply to the indenture and therefore you will not have the protections afforded by the Act and your rights as a debenture holder under the indenture are limited to these specifically contained in the indenture. This description highlights selected provisions of the debentures and the indenture.

     General. The debentures will be unsecured obligations and will rank equally as to payment priority with our other outstanding unsecured debt, with the exception of senior indebtedness. The subordination of the debentures to our other debt is described below under "Description of the Debentures -- Subordination." There is no sinking fund or similar provision for payment of the debentures at maturity. We will pay maturing debentures from our general funds or from other borrowings. The debentures will be issued only in registered form, without coupons, in the minimum amount of $25,000 and in increments of $5,000.

     Maturity. The debentures mature on April 15, 2010. However, on July 15, 2007, we will begin to repay the debentures in twelve quarterly installments with interest at 12% per annum. We have the right, however, to prepay the installments.

     Subordination. The payment of principal and interest on the debentures will be subordinated and subject to the prior payment in full of all of our senior indebtedness. If our senior indebtedness matures, we default under its terms, or we liquidate, dissolve or reorganize, we must pay our senior indebtedness in full before we can make any payment on the debentures.

     The term "senior indebtedness" means the principal of, premium, if any, interest, rent, all amounts payable as fees, costs, expenses, liquidated damages, indemnities and other amounts to the extent accrued or due on or in connection with all indebtedness (present or future) created, incurred, assumed or guaranteed by us (and all renewals, extensions or refundings thereof), except such indebtedness that by its terms expressly provides that such indebtedness is not senior or superior in right of payment to the debentures. Senior indebtedness includes our guarantee of any indebtedness of any other person (including, without limitation, subordinated indebtedness of another person), unless such indebtedness is expressly subordinated to any of our other indebtedness. However, senior indebtedness does not include (i) our debt to any subsidiary of ours, a majority of the voting stock of which is owned, directly or indirectly, by us, (ii) indebtedness evidenced by the debentures, and (iii) accounts payable or other indebtedness to trade creditors created or assumed by us in the ordinary course of business. For this purpose, the term "indebtedness" means any indebtedness, contingent or otherwise, in respect of (i) borrowed money (whether or not the recourse of the lender is to the whole of our assets or only to a portion thereof), or evidenced by bonds, notes, debentures or similar instruments or letters of credit, or representing the balance deferred and unpaid on the purchase price of any property or interest therein, (ii) all reimbursement obligations and other liabilities (contingent or otherwise) with respect to letters of credit, bank guarantees or banker's acceptances, and (iii) all obligations and liabilities (contingent or otherwise) in respect of leases which are required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on our balance sheet.

     There is no limit on the amount of additional indebtedness, including senior indebtedness, which we can incur. As a result of these subordination provisions, holders of the debentures may recover less than holders of our senior indebtedness if we liquidate. At December 31, 2001, we had outstanding senior indebtedness in the total amount of approximately
$2,526,480 -- consisting of our line of credit, notes payable and capital leases. We also had current liabilities at December 31, 2001 of approximately $2,277,814 which would rank equally as to payment priority with the debentures. Any new indebtedness for borrowed funds will be senior to the debentures unless expressly made junior or of equal priority.

     We intend to borrow substantial amounts in the future, some of which will constitute senior indebtedness. The debentures will be subordinate to all of the indebtedness described above.

     The debentures to be sold in this offering rank equally with each other as to payment rights. We may sell additional subordinated debentures ranking equally with the debentures we are offering under this prospectus.

     Interest. We will pay interest on the debentures quarterly at the rate of 12% per annum. Interest on each debenture accrues from the date of issuance which, for the first $1 million of debentures sold, is deemed to be the date that subscription funds for that debenture are disbursed to us from escrow. For all other debentures, the issue date will be the date we accept subscriptions and deposit payment.

     Payment Acceleration Right. Although the debentures don't mature until April 15, 2010, during the first quarter of 2006, you may accelerate the maturity and require us to repay your debentures by giving us written notice. If so, we will pay the principal of the debentures in twelve quarterly installments starting on July 15, 2006, plus interest at 12% per annum. We have the right, however, to prepay the installments.

     Optional Conversion. A conversion event will occur if we conduct an initial public offering of our common stock ("IPO"), or we sell our company, its assets or its business, regardless of the form the transaction takes and the sale is approved by our board of directors and a majority of each class of our stock that is entitled to vote on the sale. We will notify you in writing if a conversion event occurs. If you haven't previously accelerated the payment of your debentures, you can either convert the outstanding amount of your debentures into shares of our common stock or require us to pay the principal of your debentures in twelve quarterly installments plus interest at the applicable rate described above. We have the right, however, to prepay the installments.

     If a conversion event occurs and you don't timely deliver written notice to us that you want us to begin to repay your debenture, you will be deemed to have elected to convert. You can only elect to convert debentures with a face value of at least $25,000 and in increments of $5,000 in excess of $25,000. If you decide or are deemed to convert into shares of our common stock, your debentures will be paid in shares of our common stock at the price of $5.10 per common share. The conversion price is subject to adjustment for certain events, including stock dividends and stock splits or combinations.

     Debentures eligible for conversion are those that have not previously been accelerated or repaid. Only the outstanding principal amount of eligible debentures may be converted.

     Prepayment. We may prepay all or any part of a debenture, without penalty, on or after the occurrence of the earlier of (i) July 15, 2007, (ii) the date we close an IPO or sell our company, or (iii) April 1, 2006, if the holder of the debenture previously elected to accelerate payment.

     Taxes. Interest on the debentures is taxable to the holder as it is paid. We must report the interest earned on debentures with respect to each holder. With the exception of foreign business entities, no portion of interest will be withheld for holders who provide us with a taxpayer identification number and certify that they are not subject to withholding on Forms W-8 or W-9. We will withhold as required by applicable law with respect to investors who do not provide the required withholding exemption certification. We reserve the right to not sell debentures to anyone refusing to provide the requested taxpayer identification number or withholding certification.

     Modification of Indenture. If the Trustee agrees, we may modify the indenture at any time or times with the consent of the holders of not less than a majority in principal amount of the debentures that are then outstanding. However, we may not modify the indenture to affect the terms of payment of, the principal of, or any interest on any debenture without the consent of the holder, or to reduce the percentage of debenture holders whose consent to modification is required. If the Trustee agrees, without action by the debenture holders, we may amend the debentures or the indenture:

     - to clarify any ambiguity or correcting any defect or inconsistency,

     - to provide, by supplemental debenture, for the assumption of our obligations under outstanding debentures and the indenture in case of a merger or sale of all or substantially all of our assets; or

     - to make any change to the indenture that does not adversely affect the legal rights of the debenture holders.

     Place, Method and Time of Payment. Principal and interest on the debentures is payable at our principal executive office, as it may be established from time to time, or at such other place as we may designate for that purpose. However, payments may be made at our option by check or draft mailed to the address appearing in the register which we maintain for that purpose. Any payment of principal or interest which is due on a nonbusiness day is payable on the next business day immediately following the nonbusiness day.

     Events of Default. An event of default as defined in the indenture occurs when:

     - there is a default for 15 days in payment of interest on the debentures;

     - there is a default for 15 days in payment of principal on the debentures;

     - we fail to comply with any of our other agreements or covenants in the debentures or the indenture and the default continues for 60 days after notice from the Trustee or the holders of at least 25% of the principal amount of the outstanding debentures;

     - we or any of our material subsidiaries pursuant to or within the meaning of any bankruptcy law:

        - commence a voluntary proceeding under any such bankruptcy law,

        - consent to the entry of an order for relief against us in an involuntary bankruptcy proceeding,

        - consent to the appointment of a custodian or for all or substantially all of our property,

        - make a general assignment for the benefit of our creditors, or

        - generally are unable to pay our debts as they become due;

     - a court of competent jurisdiction enters an order or decree under any bankruptcy law that:

        - is for relief against us or any material subsidiary in an involuntary bankruptcy proceeding, or

        - appoints a custodian of us or any material subsidiary or for all or substantially all of our or its property, or

        - orders us or a material subsidiary to liquidate, and the order remains unstayed and in effect for 60 days; or

     - acceleration of maturity of any senior indebtedness in an amount exceeding $1 million under the terms of the instrument under which the senior indebtedness is or may be outstanding, if the acceleration is not annulled within 30 days after written notice.

     A default under the last three items above doesn't constitute an event of default until the Trustee is notified of such default in writing by us or by the holders of at least 25% in principal amount of the outstanding debentures.

     For purposes of an event of default, the term "bankruptcy law" means Title 11 of the United States Code or any similar Federal or state law for relief of debtors.

     We are required to file annually with the Trustee an officer's certificate that certifies as to the absence of defaults under the terms of the indenture. The indenture provides that the holders of a majority of the aggregate principal amount of the debentures at the time outstanding may, on behalf of all holders, waive any past default or event of default except in payment of principal or interest on the debentures.

     Subject to the provisions of the indenture relating to the duties of the Trustee, if an event of default occurs and is continuing, the Trustee is under no obligation to exercise any of its rights or powers under the indenture at the request, order or direction of any debenture holders unless such debenture holders shall have offered to the Trustee indemnity satisfactory to the Trustee in its sole discretion. Subject to such provisions for the indemnification of the Trustee, the holders of a majority in principal amount of the debentures at the time outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any power conferred on the Trustee. However, the Trustee may refuse to pursue any available remedy in its sole discretion or to follow any direction that conflicts with law or the indenture, is unduly prejudicial to the rights of other holders of debentures or would involve the Trustee in personal liability.

     An individual debenture holder may institute legal proceedings in the event of our default only if:

     - the holder gives the Trustee notice of a continuing event of default,

     - the holders of at least 25% of the principal amount of the then outstanding debentures make a request to the Trustee to pursue a remedy,

     - the holders offer to the Trustee indemnity satisfactory to the Trustee against any loss, liability or expense,

     - the Trustee does not comply with the request within 60 days after the receipt of the request and the offer of indemnity, and

     - during such 60 day period the holders of a majority of principal amount of the then outstanding debentures do not give the Trustee a direction inconsistent with the request.

     Satisfaction and Discharge of Indenture. The indenture is discharged upon the conversion or payment of all outstanding debentures, except that provisions regarding compensation and indemnity of the Trustee and payment to us by the Trustee of excess funds survive.

     Reports. If we are required by SEC regulations to prepare annual reports containing audited financial statements and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year, we will file those reports with the Trustee. Copies of those reports will be sent to any debenture holder upon written request. At this time, we are not required by SEC regulations to prepare those reports.

     Service Charges. We reserve the right to assess service charges for issuing debentures to replace lost or stolen debentures, changing the registration of a debenture when such change is occasioned by a change in name of the holder, issuing a replacement interest payment check, or a transferring (whether by operation of law or otherwise) of the debenture by the holder to another holder.

     Any holder who requests the replacement of any interest payment check 10 days or less from issue date accepts any bank charges, including stop payment order charges. The charge amount will be subtracted from the replacement interest payment check.

     Transfer and Exchange. A holder may transfer or exchange debentures in accordance with the indenture. As registrar under the indenture, the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and to pay any taxes and fees required by law or permitted by the indenture. The Trustee is not required to transfer or exchange any debentures selected for redemption. Also, the Trustee is not required to transfer or exchange any debenture for a period of 15 business days before the maturity of such debentures. Debentures may be transferred only in authorized denominations of at least $25,000 and increments of $5,000 in excess of $25,000.

     Concerning the Trustee. The holders of a majority in principal amount of the then outstanding debentures have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee with respect to the debentures. However, the Trustee may refuse to pursue any available remedy in it sole discretion or to follow any direction that conflicts with law or the indenture, is unduly prejudicial to the rights of other holders of debentures or would involve the Trustee in personal liability.

     The indenture provides that the Trustee is not deemed to owe any fiduciary duty to the debenture holders, including upon an event of default. The indenture also provides that the Trustee need perform only those duties that are specifically set forth in the indenture and no others and that the Trustee is not liable to anyone except as a direct result of its negligence or wilful misconduct related to the performance of such duties.

     The Trustee may be removed by the holders of a majority in principal amount of the then outstanding debentures by written notice to the Trustee and to us at least 30 days prior to the effective date of removal. We may also remove the Trustee if (i) the Trustee fails to satisfy the requirements of Section 310(a) of the Act (ii) the Trustee is adjudged a bankrupt or an insolvent or any order for relief is entered with respect to the Trustee under any bankruptcy law,
(iii) a custodian or public officer takes charge of the Trustee or its property,
(iv) the Trustee becomes incapable of action, or (v) in our judgment, comparable services are available from another entity at a materially lower cost to us as long as the new Trustee meets the requirements of Section 310(a) of the Act. If the Trustee resigns or is removed, we are required to appoint a successor Trustee.

     The Trustee (i) has not conducted any independent due diligence investigation with regard to us or the debentures, (ii) is not making any recommendation regarding the debentures, (iii) has not passed upon the accuracy or adequacy of this prospectus, (iv) is not liable for any statements continued in this prospectus, (v) is not a guarantor or surety of the debentures, and (vi) may not be held liable under the indenture under any conditions, except for its own negligence or intentional misconduct.

                        DESCRIPTION OF OUR COMMON STOCK

     Our articles of incorporation provide that we may issue up to 100 million shares of common stock. As of December 31, 2001, we had 36 shareholders of record with a total of 11,003,237 shares of common stock outstanding. There is no current trading market for our common stock.

     Each outstanding share of common stock is entitled to one vote on all matters to be submitted to a vote of the shareholders. Holders generally do not have preemptive rights, so we may issue additional shares that may reduce each holder's voting and financial interest in our company. However, we have entered into a shareholders agreement with the holders of our outstanding shares of common stock, which provides that they have preemptive rights. Cumulative voting does not apply in the election of our directors, so holders of a simple majority of the shares voted at a meeting at which a quorum is present can elect all of the directors to be elected at that meeting. The holders of common stock are entitled to receive dividends ratably, when, as and if declared by our board of directors, the funds legally available. If we were to liquidate, dissolve, or wind up our affairs, holders of common stock would share proportionally in our assets that remain after payment of all of our debts and obligations.

                              PLAN OF DISTRIBUTION

     GENERAL. Peter S. Warhurst our President and CEO, Thomas M. Calcaterra, our Chief Financial Officer and David Revelia, our Chief Operations Officer, will be offering the debentures for sale to the public on a best efforts basis. They will be assisted by two staff employees. Accordingly, the offering has not received a review customarily made by a selling agent or underwriter when securities are sold. We will not pay commissions or other remuneration for the sale of the debentures.

     Subscriptions must be in the minimum amount of $25,000, but debentures may be purchased in amounts over $25,000, in $5,000 increments. We reserve the right to reject any subscription in whole or in part for any reason and we have no liability to you if we reject your subscription for any reason other than to return to you your check or subscription funds. We may take up to five business days after receipt to determine if we will accept or reject a subscription. Subscriptions are payable by check made payable to U.S. Bank Trust National Association, Escrow Agent" and returned to us at 6061 45th Street North, St. Petersburg, Florida 33714, Attn: Thomas M. Calcaterra.

     NET WORTH REQUIREMENTS. We will accept subscriptions only from persons who represent to us that they have a net worth of at least ten times the purchase price of the debentures they purchase, or $1 million, whichever is less. For this purpose, net worth means all assets of the purchasers minus all their liabilities.

     We reserve the right to terminate the offering at any time without notice.

     HOW TO SUBSCRIBE.  A person who desires to purchase debentures must:

     - receive a prospectus;

     - complete and deliver to us a purchase order in the form that accompanies this prospectus; and

     - deliver to us a check for good funds payable to "U.S. Bank Trust National Association, Escrow Agent."

     All deliveries to us should be mailed or hand delivered to us at 6061 45th Street North, St. Petersburg, Florida 33714, Attention: Debenture Sales Center.

                                 LEGAL MATTERS

     We are being advised on the validity of the debentures by Johnson, Blakely, Pope, Bokor, Ruppel & Burns, P.A., Tampa, Florida. The compensation to be paid to such firm for this offering is, in part, contingent upon the sale of debentures.

                                    EXPERTS

     Ernst & Young LLP, independent certified public accountants, have audited our financial statements at September 30, 2001 and 2000, and for the year and nine month period ended September 30, 2001 and 2000, respectively, as set forth in their report. We've included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed our Form SB-2 with the SEC. This prospectus does not contain all of the information in the registration statement. You'll find additional information about us and the debentures in the registration statement. For example, in the prospectus, we've summarized or referred to some contracts, agreements and other documents that have been filed as exhibits to the registration.

     Currently, we do not file reports with the SEC. However, we are required to file with the SEC current, quarterly and annual reports on Forms 8-K, 10-Q, and 10-K for the 2001 year. The annual report on Form 10-K included our audited financial statements. This obligation is suspended for years after 2001, if at the beginning of the fiscal year, the debentures are held of record by less than 300 persons and the Company has terminated this offering.

     The public may read and copy any materials we file with the SEC including the registration statement, at the SEC's Public Reference Room at 450 45(th) Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Also, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov.

No dealer, salesman or any other person has been authorized to give any information which is not contained in this prospectus or to make any representation in connection with this offering other than those which are contained in the prospectus, and if given or made, such information or representation must be relied upon as having been authorized by us.

     This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the debentures to any person in any jurisdiction where such offer or solicitation would be unlawful. Neither the delivery of this prospectus nor any sale hereunder shall under any circumstances create any implications that there has been no change in our affairs or the facts which are set forth in this prospectus since the date hereof.

                         INDEX TO FINANCIAL STATEMENTS

                                                               PAGE(S)
                                                               -------
REPORT OF CERTIFIED PUBLIC ACCOUNTANTS......................         F-2
AUDITED FINANCIAL STATEMENTS
  Balance Sheets............................................         F-3
  Statements of Operations..................................         F-4
  Statements of Stockholders' Equity........................         F-5
  Statements of Cash Flows..................................         F-6
  Notes to Financial Statements.............................  F-7 - F-14

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
PODS, Inc.

     We have audited the accompanying balance sheets of PODS, Inc. (the Company) as of September 30, 2001 and 2000, and the related statements of operations, stockholders' equity, and cash flows for the year ended September 30, 2001 and the nine months ended September 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PODS, Inc. at September 30, 2001 and 2000 and the results of its operations and its cash flows for the year and the nine months then ended, respectively, in conformity with accounting principles generally accepted in the United States.

                                          /s/ Ernst & Young LLP

Tampa, Florida
November 20, 2001

                                   PODS, INC.

                                 BALANCE SHEETS

                                                                               SEPTEMBER 30
                                                          DECEMBER 31,   -------------------------
                                                              2001          2001          2000
                                                          ------------   -----------   -----------
                                                          (UNAUDITED)
                                       ASSETS
Current assets:
  Cash and cash equivalents.............................  $ 2,760,472    $ 2,277,920   $   422,997
  Accounts receivable, net of allowance for doubtful
     accounts of $23,779, $17,536 and $49,800,
     respectively.......................................      672,460        931,333       643,190
  Prepaid expenses and other current assets.............       71,620        139,266        28,202
  Inventory.............................................      732,748        830,104       565,164
                                                          -----------    -----------   -----------
          Total current assets..........................    4,237,300      4,178,623     1,659,553
PODS and lifts in process...............................      461,118        331,788       103,565
Rental equipment, net of accumulated depreciation.......    4,428,468      3,987,641     3,732,877
Property and equipment, net of accumulated
  depreciation..........................................    1,606,622      1,549,735     1,407,905
Other assets:
  Deposits..............................................      115,854        105,386       114,531
  Other noncurrent assets...............................      733,948        761,920       262,260
                                                          -----------    -----------   -----------
          Total other assets............................      849,802        867,306       376,791
                                                          -----------    -----------   -----------
          Total assets..................................  $11,583,310    $10,915,093   $ 7,280,691
                                                          ===========    ===========   ===========
                        LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable......................................  $ 1,231,596    $ 1,418,665   $ 1,311,591
  Due to customers......................................       35,444         24,884        97,529
  Deferred revenue......................................      296,706        308,784       278,974
  Deferred franchise fees...............................      185,000        260,000        60,000
  Accrued expenses......................................      529,068        620,381       209,726
  Current portion of long-term debt and capital
     leases.............................................      832,745        740,904       693,165
                                                          -----------    -----------   -----------
          Total current liabilities.....................    3,110,559      3,373,618     2,650,985
Long-term debt and capital lease obligations, net of
  current portion.......................................    6,998,735      5,553,336     1,744,602
Stockholders' equity:
  Common stock, par value $.0001 per share: authorized
     100,000,000 shares; 11,003,237 shares issued and
     outstanding........................................        1,100          1,100         1,100
  Additional paid-in capital............................    6,853,315      6,853,315     6,235,650
  Unearned compensation.................................     (250,000)      (281,250)           --
  Accumulated deficit...................................   (5,130,399)    (4,585,026)   (3,351,646)
                                                          -----------    -----------   -----------
          Total stockholders' equity....................    1,474,016      1,988,139     2,885,104
                                                          -----------    -----------   -----------
          Total liabilities and stockholders' equity....  $11,583,310    $10,915,093   $ 7,280,691
                                                          ===========    ===========   ===========

                            See accompanying notes.

                                   PODS, INC.

                            STATEMENTS OF OPERATIONS

                                                               NINE MONTHS       THREE MONTHS ENDED
                                               YEAR ENDED         ENDED             DECEMBER 31,
                                              SEPTEMBER 30,   SEPTEMBER 30,   -------------------------
                                                  2001            2000           2001          2000
                                              -------------   -------------   -----------   -----------
                                                                                     (UNAUDITED)
Revenues:
  Rental and delivery revenue...............   $ 4,248,410     $ 2,586,555    $ 1,223,027   $ 1,041,122
  Sales of PODS(R) and lifts to
     franchisees............................     6,851,349       3,101,950      1,170,841       844,145
  Franchise license revenue.................       350,000         160,000        243,000        30,000
  Revenue from services to franchisees......       561,812         144,318        204,483       123,613
                                               -----------     -----------    -----------   -----------
                                                12,011,571       5,992,823      2,841,351     2,038,880
Cost of revenues:
  Cost of rental and delivery...............     2,327,682       1,495,697        627,244       579,117
  Cost of sales of PODS(R) and lifts........     5,526,235       2,959,830      1,046,160       713,572
  Franchise costs...........................        67,424          21,091         20,959        12,230
                                               -----------     -----------    -----------   -----------
                                                 7,921,341       4,476,618      1,694,363     1,304,919
Operating expenses:
  Selling, general and administrative
     expenses...............................     4,253,703       2,277,412      1,284,011     1,054,062
  Depreciation and amortization.............       743,743         428,745        212,405       170,354
                                               -----------     -----------    -----------   -----------
Loss from operations........................      (907,216)     (1,189,952)      (349,428)     (490,455)
Other expense (income):
  Gain on disposal of equipment.............       (28,010)             --             --            --
  Other income..............................        (3,301)        (19,041)        (2,349)          (57)
  Interest expense..........................       357,475         109,921        198,294        84,315
                                               -----------     -----------    -----------   -----------
Net loss....................................   $(1,233,380)    $(1,280,832)   $  (545,373)  $  (574,713)
                                               ===========     ===========    ===========   ===========
Basic and diluted net loss per share........   $     (0.11)    $     (0.12)   $      (.05)  $      (.05)
                                               ===========     ===========    ===========   ===========
Weighted average number of shares
  outstanding, basic and diluted............    11,003,237      11,003,237     11,003,327    11,003,327
                                               ===========     ===========    ===========   ===========

                            See accompanying notes.

                                   PODS, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                          COMMON STOCK       ADDITIONAL                                    TOTAL
                                       -------------------    PAID-IN       UNEARNED     ACCUMULATED   STOCKHOLDERS'
                                         SHARES     AMOUNT    CAPITAL     COMPENSATION     DEFICIT        EQUITY
                                       ----------   ------   ----------   ------------   -----------   -------------
Balance at December 31, 1999.........  11,003,237   $1,100   $6,168,990                  $(2,070,814)   $ 4,099,276
  Fair value of options issued in
    connection with guarantees of
    debt                                       --       --       66,660                           --         66,660
  Net loss...........................          --       --           --                   (1,280,832)    (1,280,832)
                                       ----------   ------   ----------    ---------     -----------    -----------
Balance at September 30, 2000........  11,003,237    1,100    6,235,650                   (3,351,646)     2,885,104
  Fair value of options issued in
    connection with guarantees of
    debt.............................                           117,665                                     117,665
  Stock options granted to
    employees........................                           500,000                                     500,000
  Unearned portion of options granted
    to employees.....................          --       --           --    $(281,250)             --       (281,250)
  Net loss...........................                                                     (1,233,380)    (1,233,380)
                                       ----------   ------   ----------    ---------     -----------    -----------
Balance at September 30, 2001........  11,003,237    1,100    6,853,315     (281,250)     (4,585,026)     1,988,139
  Earned portion of options granted
    to employees.....................          --       --           --       31,250              --         31,250
  Net loss...........................          --       --           --           --        (545,373)      (545,373)
                                       ----------   ------   ----------    ---------     -----------    -----------
Balance at December 31, 2001
  (unaudited)                          11,003,237   $1,100   $6,853,315    $(250,000)    $(5,130,399)   $ 1,474,016
                                       ==========   ======   ==========    =========     ===========    ===========

                            See accompanying notes.

                                   PODS, INC.

                            STATEMENTS OF CASH FLOWS

                                                                                           THREE MONTHS ENDED
                                                      YEAR ENDED     NINE MONTHS ENDED        DECEMBER 31,
                                                     SEPTEMBER 30,     SEPTEMBER 30,     ----------------------
                                                         2001              2000             2001        2000
                                                     -------------   -----------------   ----------   ---------
CASH FLOW FROM OPERATING ACTIVITIES
Net loss...........................................   $(1,233,380)      $(1,280,832)     $ (545,373)  $(574,713)
Adjustments to reconcile net loss to net cash used
  in operating activities:
  Depreciation and amortization....................       743,743           428,745         212,405     170,354
  Gain on disposal of equipment....................       (28,010)               --              --          --
  Stock options granted to employees...............       218,750                --          31,250          --
  Interest expense on stock options issued in
    connection with guarantees of debt.............        47,340             1,945          13,138          --
  Changes in assets and liabilities:
    Accounts receivable............................      (288,143)         (503,023)        258,873     260,535
    Prepaid expenses and other current assets......      (247,940)            7,169          67,646     (29,086)
    Inventory......................................      (264,940)         (273,404)         97,356     (33,422)
    PODS and lifts in process......................      (228,223)           34,964        (129,330)     36,699
    Deposits and other noncurrent assets...........        47,998           (27,387)        (13,133)    (19,270)
    Accounts payable...............................       107,074         1,002,184        (187,069)   (103,985)
    Due to customers...............................       (72,645)           69,362          10,560         (41)
    Deferred revenue...............................        29,810           137,289         (12,078)     80,138
    Accrued expenses and deferred franchise fees...       610,655            31,885        (166,313)    (56,561)
                                                      -----------       -----------      ----------   ---------
         Total adjustments.........................       675,469           909,729         183,305     305,361
                                                      -----------       -----------      ----------   ---------
Net cash used in operating activities..............      (557,911)         (371,103)       (362,068)   (269,352)

CASH FLOW FROM INVESTING ACTIVITIES
Purchase of PODS...................................      (851,862)       (1,240,361)       (573,198)   (289,736)
Purchase of property and equipment.................      (336,190)         (345,905)       (119,422)    (92,291)
Proceeds from sale of PODS and equipment...........       160,992                --              --          --
Patent costs.......................................        (3,409)          (11,101)             --      (3,015)
                                                      -----------       -----------      ----------   ---------
Net cash used in investing activities..............    (1,030,469)       (1,597,367)       (692,620)   (385,042)

CASH FLOW FROM FINANCING ACTIVITIES
Debt issuance cost.................................      (385,135)           (5,213)             --     (23,525)
Proceeds from long-term debt.......................     4,702,067         1,100,000       1,770,000     750,000
Principal payments on long-term debt and capital
  lease obligations................................      (873,629)         (457,466)       (232,760)   (195,170)
                                                      -----------       -----------      ----------   ---------
Net cash provided by financing activities..........     3,443,303           637,321       1,537,240     531,305
                                                      -----------       -----------      ----------   ---------
Net increase (decrease) in cash....................     1,854,923        (1,331,149)        482,552    (123,089)
Cash at beginning of period........................       422,997         1,754,146       2,277,920     422,997
                                                      -----------       -----------      ----------   ---------
Cash at end of period..............................   $ 2,277,920       $   422,997      $2,760,472   $ 299,908
                                                      ===========       ===========      ==========   =========
SUPPLEMENTAL DISCLOSURES OF NONCASH FINANCING
  ACTIVITIES:
  Equipment financed through capital leases........   $    28,035       $   357,352      $       --   $      --
                                                      ===========       ===========      ==========   =========
  Fair value of options issued in connection with
    guarantees of debt.............................   $   117,665       $    66,660      $       --   $ 117,665
  Unamortized value of stock options issued to
    employees......................................   $   500,000       $        --      $       --   $      --
                                                      ===========       ===========      ==========   =========

                            See accompanying notes.

                                   PODS, INC.

                         NOTES TO FINANCIAL STATEMENTS

           (INFORMATION WITH RESPECT TO THE THREE MONTH PERIODS ENDED
                    DECEMBER 31, 2001 AND 2000 IS UNAUDITED)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The Company manufactures and rents portable storage units to the public to be used as alternative means of storage rental space to the mini-storage market or an alternative means for customers to conduct physical moves of household or business contents. The Company also franchises its operations throughout the United States. The Company generally provides short-term rentals on a weekly basis for moves and on a monthly basis for storage either on the customer site or in the Company's warehouses. The Company also provides pickup and delivery services for the storage units.

     The Company was initially formed as a limited liability company, Portables On Demand Storage, LLC, under the laws of the state of Florida on August 26, 1998. Upon formation, the Company merged the assets and liabilities of a predecessor entity, Rope Developments Partnership, into the Company. In February, 1999, the Company registered a name change with the state of Florida to PODS, LLC. In September 1999, the Company transferred the assets of PODS, LLC at net book value to a newly formed corporation, PODS, Inc.

INTERIM RESULTS

     The accompanying balance sheet at December 31, 2001 and statements of income and cash flows for the three months ended December 31, 2001 and 2000 are unaudited. In the opinion of management, these statements have been prepared on the same basis as the annual financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the results of the interim periods. The data disclosed in these notes to the financial statements for these periods is also unaudited. Operating results for the three months ended December 31, 2001 are not necessarily indicative of the results that may be expected for the entire fiscal year.

REVENUES

     Revenues from the rental of portable storage units are recognized ratably over the rental period. Deferred revenue represents amounts billed for rental periods that extend beyond the balance sheet date as well as amounts billed for deliveries/pickups which have not yet taken place. Revenues for pickup and delivery charges are recognized as the service is rendered. Revenues related to the sales of PODS and lifts to franchisees are recorded upon delivery of the equipment to the franchisee.

     Initial franchise fees from franchisees are recognized upon the opening of the franchise operation. Fees received prior to this point are reflected as deferred revenue to be recognized when all services have been substantially performed. Royalties and fees for advertising and billing services provided by the Company to the franchisees are computed as a percentage of franchisees' rental revenues and are recognized as earned. During the year ended September 30, 2001 and the nine months ended September 30, 2000, the Company sold 19.25 and 18 1/2 franchises (representing 13 and five metropolitan areas, respectively) and recognized initial franchise fee revenues related to these franchises of $350,000 and $160,000, respectively. During the three months ended December 31, 2001 and 2000, the Company sold 1 and 2 franchises (representing 1 and 1 metropolitan areas, respectively) and recognized initial franchise fee revenues of $243,000 and $30,000, respectively. Once the franchise has opened, the Company has no future obligations to the franchisee related to the initial franchise fee.

     The Company does not provide financing for its franchisees. However, the Company has allowed its first franchisee to defer payment on a portion of its royalties and POD and lift purchases. Deferred amounts due from this franchise are $155,114, $162,132 and $127,717 at December 31, 2001, September 30, 2001 and
2000, respectively.

                                   PODS, INC.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments with original maturities of three months or less when acquired to be cash equivalents.

ACCOUNTS RECEIVABLE

     Accounts receivable represent amounts due from customers and franchisees for services and products provided. Estimates for uncollectible accounts are provided for in the financial statements and have been within management's expectations.

INVENTORY AND PODS(R) AND LIFTS IN PROCESS

     Inventory and PODS(R) and lifts in process consist of raw materials, PODS(R) and lifts at various stages of completion and PODS(R) and lifts which are completed but which have not been placed into service, in the case of PODS(R) and lifts to be used in the Company's operations, or sold to a franchisee, in the case of inventory. PODS(R) and lifts in process and inventory are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

RENTAL EQUIPMENT

     Rental equipment consists of PODS(R) that are used for rental to customers. The PODS(R) are stated at cost and depreciated using the straight-line method over a ten-year useful life. Accumulated depreciation on the rental equipment was $1,176,883, $1,044,512 and $602,806 at December 31, 2001 and September 30,
2001 and 2000, respectively.

PROPERTY AND EQUIPMENT

     Property and equipment is stated at cost and depreciated using the straight-line method over estimated useful lives of the respective assets, which range from three to ten years.

PATENT COSTS

     The Company has capitalized legal fees net of amortization expense in the amount of $25,161, $25,637 and $19,692 at December 31, 2001, September 30, 2001
and 2000, respectively, associated with the patent application process for its hydraulic lift system. In December 1999, the patent was allowed, and in January 2000, the Company began amortizing the patent over its 15-year remaining life. Amortization expense for patent costs capitalized for the year ended September 30, 2001, the nine months ended September 30, 2000, and the three months ended December 31, 2001 and 2000 is $1,879, $1,096, $477 and $454, respectively.

ADVERTISING

     The Company expenses the costs of advertising the first time an advertisement is placed. Advertising expense was $442,954 and $467,105 for the year ended September 30, 2001 and the nine months ended September 30, 2000, respectively. Advertising expense was $102,484 and $127,418, respectively, for the three month periods ended December 31, 2001 and 2000.

     The Company collects a fee from its franchisees, which is committed to an advertising program. The Company accrues these committed amounts in accordance with Statement of Financial Accounting Standards (SFAS) No. 45, Accounting for Franchise Fee Revenue, until the amounts are expended. Committed advertising at September 30, 2001, 2000 and December 31, 2001, was $40,014, $25,200 and
$26,773, respectively, and is included in accrued expenses.

                                   PODS, INC.

IMPAIRMENT OF LONG-LIVED ASSETS

     Impairment losses are recorded on long-lived assets used in operations when impairment indicators are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying value. When impairment is indicated, a loss is recognized for the excess of carrying value over fair value.

FINANCIAL INSTRUMENTS

     The Company's financial instruments include cash, accounts receivable, accounts payable, long term debt and obligations under capital leases. The carrying values of the Company's financial instruments approximate fair value.

USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

FISCAL YEAR

     Effective September 30, 2000, the Company changed its fiscal year end from December 31 to September 30.

2.  SALE-LEASEBACK TRANSACTIONS

     The Company engages in transactions for financing purposes whereby it sells certain assets (primarily PODS(R) and hydraulic lifts) to a leasing company and then leases these assets back for a period of five to six years. In each case, the sales price has approximated the cost of the assets involved and no gain or loss was recognized. The related leases have been accounted for as capital leases in accordance with Statement of Financial Accounting Standards (SFAS) No. 13, Accounting for Leases.

3.  RELATED-PARTY TRANSACTIONS

     The Company has engaged in business transactions for the purchase of insurance from a relative of an officer/stockholder of the Company. The Company purchases liability, property and life insurance. For the year ended September 30, 2001 and the nine months ended September 30, 2000, amounts charged to expense relating to transactions with this individual were $103,120 and $51,906, respectively. For the three months ended December 31, 2001 and 2000 amounts charged to expense related to transactions with this individual were $34,879 and $24,061, respectively.

4.  INVENTORY

     The Company's inventory is summarized as follows:

                                                                         SEPTEMBER 30,
                                                       DECEMBER 31,   --------------------
                                                           2001         2001       2000
                                                       ------------   --------   ---------
                                                       (UNAUDITED)
Completed PODS and lifts                                  $95,224     $136,593   $  53,932
PODS and lifts in process                                      --       29,314      50,142
Raw materials                                             637,524      664,197     461,090
                                                         --------     --------   ---------
          Total inventory                                $732,748     $830,104   $ 565,164
                                                         ========     ========   =========

                                   PODS, INC.

5.  PROPERTY AND EQUIPMENT

     The Company's property and equipment is summarized as follows:

                                                                       SEPTEMBER 30,
                                                   DECEMBER 31,   ------------------------
                                                       2001          2001         2000
                                                   ------------   ----------   -----------
                                                   (UNAUDITED)
Equipment........................................   $1,259,665    $1,232,578   $   995,613
Furniture........................................      100,977        93,814        85,507
Leasehold improvements...........................      167,284       148,794       148,794
Computer equipment and software..................      525,843       500,911       396,291
Vehicle..........................................       77,686        24,869        24,869
                                                    ----------    ----------   -----------
          Total property and equipment...........    2,131,455     2,000,966     1,651,074
Accumulated depreciation.........................     (524,833)     (451,231)     (243,169)
                                                    ----------    ----------   -----------
Property and equipment, net......................   $1,606,622    $1,549,735   $ 1,407,905
                                                    ==========    ==========   ===========

     Assets recorded under capital leases are included in property, equipment and rental equipment are as follows:

                                                                        SEPTEMBER 30,
                                                      DECEMBER 31,   --------------------
                                                          2001         2001        2000
                                                      ------------   ---------   --------
                                                      (UNAUDITED)
PODS................................................   $ 279,128     $ 279,128   $279,128
Hydraulic lifts.....................................     161,265       161,265    161,265
Equipment...........................................     411,853       411,853    411,853
                                                       ---------     ---------   --------
                                                         852,246       852,246    852,246
Accumulated depreciation............................    (181,026)     (159,254)   (72,163)
                                                       ---------     ---------   --------
                                                       $ 671,220     $ 692,992   $780,083
                                                       =========     =========   ========

     Depreciation expense for the year ended September 30, 2001 and nine months ended September 30, 2000 was $686,511 and $413,500, respectively and includes depreciation on portable storage units, hydraulic lifts and equipment under capital lease of $87,091 and $43,546, respectively. Depreciation expense for the three months ended December 31, 2001 and 2000 was $194,903 and $167,520, respectively and includes depreciation on portable storage units, hydraulic lifts and equipment under capital leases of $21,773 and $21,773, respectively.

6.  LEASING ARRANGEMENTS AND COMMITMENTS

     The Company leases vehicles, office equipment and office and warehouse space under operating leases having terms from two to six years. Certain of these leases include renewal options for periods up to two years. Rental expense for the year ended September 30, 2001 and the nine months ended September 30, 2000 was $1,049,104 and $643,396, respectively.

                                   PODS, INC.

     Future minimum annual lease payments under the above operating leases as of September 30, 2001 are as follows:

2002........................................................  $1,182,227
2003........................................................   1,181,940
2004........................................................     846,695
2005........................................................     262,120
2006........................................................     169,371
Thereafter..................................................     390,307
                                                              ----------
                                                              $4,032,660
                                                              ==========

7.  LONG-TERM OBLIGATIONS

     Long-term obligations are summarized as follows:

                                                                        SEPTEMBER 30,
                                                    DECEMBER 31,   -----------------------
                                                        2001          2001         2000
                                                    ------------   ----------   ----------
                                                    (UNAUDITED)
10% note payable, principal and interest due on
  September 30, 2003; collateralized by
  software........................................       80,000        80,000       80,000
Notes payable, principal and interest payable in
  installments through September 2004, interest at
  varying rates from 7.75% to 9.5%; collateralized
  by certain assets...............................    1,576,478     1,736,822    1,625,543
Subordinated Convertible Debentures...............    5,575,000     3,845,000           --
Capital leases, principal and interest payable in
  installments through 2005, interest at varying
  rates from 8.0% to 9.18%........................      600,002       632,418      732,224
                                                     ----------    ----------   ----------
                                                      7,831,480     6,294,240    2,437,767
Less current portion..............................     (832,745)     (740,904)    (693,165)
                                                     ----------    ----------   ----------
Due after one year................................   $6,998,735    $5,553,336   $1,744,602
                                                     ==========    ==========   ==========

     As of December 31, 2001, the Company raised $5,575,000 through an offering of Series A Subordinated Convertible Debentures. These debentures carry an interest rate of 12% payable quarterly and mature on April 15, 2010. They are convertible into one share of common stock for each $5.10 of debentures held only in the event of a public offering or the sale of the Company.

     Certain of the above notes are personally guaranteed by certain stockholders and directors of the Company. During the nine months ended September 30, 2000, the Company granted 200,000 options to purchase the Company's common stock at $1 per share to certain guaranteeing stockholders and directors in exchange for their personal guarantees. In October 2000 the Company granted 50,000 options to purchase the Company's Common Stock at a price of $1 in exchange for another personal guarantee. The total fair value of the options granted as of September 30, 2001 and 2000 is $184,325 and $66,660 respectively, and is included in other noncurrent assets in the Company's balance sheet. The fair value of the options granted was calculated using the Black-Scholes Model with an estimated market value of the common stock, which took into consideration recent and anticipated sales of the Company's common stock. Amortization of this asset is recorded as interest expense and amounted to $49,285 during the year ended September 30, 2001 and $1,945 during the nine months ended September 30, 2000.

                                   PODS, INC.

     Cash paid for interest during the year ended September 30, 2001 and the nine months ended September 30, 2000 was $236,874 and $109,713, respectively. Cash paid for interest during the three months ended December 31, 2001 and 2000, was $99,389 and $84,315, respectively.

     Annual maturities of long-term debt as of September 30, 2001 are summarized as follows:

2002........................................................  $  570,090
2003........................................................     570,753
2004........................................................     348,614
2005........................................................     299,301
2006........................................................      28,064
Thereafter..................................................   3,845,000
                                                              ----------
                                                              $5,661,822
                                                              ==========

     Future minimum lease payments on capital leases are summarized as follows:

2002........................................................  $211,619
2003........................................................   197,384
2004........................................................   164,433
2005........................................................    91,365
2006........................................................    56,228
Thereafter..................................................     4,660
                                                              --------
                                                               725,689
Less amount representing interest...........................   (93,271)
                                                              --------
Present value of minimum lease payments (includes current
  portion of $170,814)......................................  $632,418
                                                              ========

8.  INCOME TAXES

     At September 30, 2001 and 2000, the Company had temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and such amounts measured by the tax laws. The Company also has net operating loss carryforwards available to offset future taxable income.

     Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                                                 DEFERRED TAX
                                                                              ASSETS/LIABILITIES
                                                                         -----------------------------
                                                          DECEMBER 31,   SEPTEMBER 30,   SEPTEMBER 30,
TEMPORARY DIFFERENCES/CARRYFORWARDS                           2001           2001            2000
-----------------------------------                       ------------   -------------   -------------
                                                          (UNAUDITED)
Deferred tax assets:
  Net operating loss carryforward.......................  $ 1,671,383     $ 1,487,250      $ 822,696
  Deferred rental income................................       59,386          59,386         82,416
  Other.................................................      135,280         127,392         29,211
                                                          -----------     -----------      ---------
          Total deferred tax assets.....................    1,866,049       1,674,028        994,323
Deferred tax liabilities:
  Property and equipment................................      563,183         563,183        300,697
                                                          -----------     -----------      ---------
          Total deferred tax liability..................      563,183         563,183        300,697
Less valuation allowance................................   (1,302,866)     (1,110,845)      (693,626)
                                                          -----------     -----------      ---------
Net deferred tax asset..................................  $        --     $        --      $      --
                                                          ===========     ===========      =========

     Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes, requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of evidence, it is more

                                   PODS, INC.

likely than not that some portion or all of the deferred tax asset will not be realized. After consideration of all the evidence, both positive and negative, management has determined that a valuation allowance is required equal to the full amount of the net deferred tax asset. During the three months ended December 31, 2001, the year ended September 30, 2001 and the nine months ended September 30, 2000, the valuation allowance increased by $192,020, $417,219 and $479,092, respectively.

     At December 31, 2001, the Company's net operating loss carryforward for federal income tax purposes is approximately $4,441,264, which expires through the year 2022.

9.  STOCKHOLDERS' EQUITY

     Effective December 31, 2000, the Company converted certain shareholder interests in the predecessor entity, PODS, LLC, that employees were entitled to in the event of a public offering of the Company's common stock or the sale of the Company to options in shares of stock in PODS, Inc. There were 250,000 options granted that will be vested over a four year period beginning January 1, 2000. The options have an exercise price of $1 per share, but were granted when the fair market value of the stock was $3 per share. This resulted in the intrinsic value of the options of $500,000 being recorded. This amount is being amortized as compensation expense over the vesting period of the options. Compensation expense of $218,750 and $31,250 was recorded for the year ended September 30, 2001 and the three months ended December 31, 2001, respectively.

10.  LOSS PER SHARE

     Options to purchase shares of common stock were not included in the computation of diluted loss per share because of the antidilutive effect of the options on the loss per share calculation.

11.  STOCK OPTION GRANTS

     During the nine months ended September 30, 2000, the Board of Directors adopted the 2000 Stock Option Plan (the Plan). Under the terms of the Plan, 1,100,000 shares of the Company's common stock may be subject to option and sold. During the year ended September 30, 2001 and the nine months ended September 30, 2000, the Company granted 325,000 and 170,250 incentive stock options, respectively, to purchase its common stock to Company employees and Board of Director members under the Plan. The Company also granted 152,750 options under the Plan in the three months ended December 31, 2001. The per share option price was set based on management's estimate of the market value of the Company's common stock at the time of the grant of the incentive stock option. The value of the Company's common stock was estimated by management, taking into consideration recent and anticipated sales of the Company's common stock. These options have an exercise price of $1 to $3.25 per share and life of ten years; and are subject to vesting based on length of service.

                                   PODS, INC.

     The following table summarizes the stock option activity during the nine months ended September 30, 2000, the year ended September 30, 2001 and December 31, 2001:

                                                                   PER SHARE     FAIR VALUE
                                                      NUMBER OF     OPTION      OF OPTIONS AT
                                                       SHARES        PRICE          GRANT
                                                      ---------   -----------   -------------
Outstanding at December 31, 1999....................        --    $        --
Granted.............................................   170,250           1.00       $0.33
Exercised...........................................        --             --
Cancelled...........................................        --             --
                                                       =======    ===========
Outstanding at September 30, 2000...................   170,250    $      1.00
                                                       =======    ===========
Exercisable at September 30, 2000...................   170,250    $      1.00
                                                       =======    ===========
Granted.............................................   275,000    $      1.00       $2.44
Granted.............................................    50,000    $      3.00       $1.32
Exercised...........................................        --             --
Cancelled...........................................        --             --
                                                       -------    -----------
Outstanding at September 30, 2001...................   495,250     $1  to  $3
                                                       =======    ===========
Exercisable at September 30, 2001...................   160,250     $1  to  $3
                                                       =======    ===========
Granted.............................................   152,750    $      3.25       $1.08
Outstanding at December 31, 2001....................   648,000    $1 to $3.25
                                                       =======    ===========
Exercisable at December 31, 2001....................   279,000     $1  to  $3
                                                       =======    ===========

     The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock Based Compensation, but applies Accounting Principles Board (APB) Opinion No. 25 and related interpretations in accounting for its incentive stock options. Therefore, no compensation expense has been recognized for stock options granted to Company employees and board members at fair market value. Additionally, compensatory stock options granted to employees at below market value have been recorded using the intrinsic value outlined in APB No. 25. Pro forma information regarding net income is required by SFAS 123, which also requires that the information be determined as if the Company had accounted for its employee stock options under the fair value method of that statement. If the Company had elected to recognize compensation expense for stock options based on the fair value at grant date, consistent with the method prescribed in SFAS No. 123, net loss would have been increased to $586,617 ($0.05 per share) $1,417,829 ($0.13 per share) and $1,292,633 ($0.12 per share) for the three months ended December 31, 2001, the year ended September 30, 2001 and the nine months ended September 30, 2000, respectively.

     The fair value for these options was estimated at the date of grant using the Minimum Value option pricing model with the following assumptions:

Risk free interest rate.....................................  5.8%
Dividend yield..............................................   --
Expected life of options (in years).........................    7

     The weighted average remaining contractual life of the options is nine years.

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     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF ANY OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HERETO.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    1
Risk Factors..........................    4
Forward-Looking Statements............    6
Use of Proceeds.......................    6
Our Business..........................    8
Our Management........................   29
Principal Shareholders................   33
Related Party Transactions............   34
Description of the Debentures.........   35
Description of Our Common Stock.......   40
Plan of Distribution..................   40
Legal Matters.........................   40
Experts...............................   41
Where You Can Find More Information...   41
Index to Financial Statements.........  F-1

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                                  [PODS LOGO]
                                   PODS, INC.
                             ---------------------

                                   PROSPECTUS

                             ---------------------

                                 April 18, 2002

------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Florida Business Corporation Act (the "Florida Act") permits a Florida corporation to indemnify a present or former director or officer of the corporation (and certain other persons serving at the request of the corporation in related capacities) for liabilities, including legal expenses, arising by reason of service in such capacity if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and in any criminal proceeding if such person had no reasonable cause to believe his conduct was unlawful. However, in the case of actions brought by or in the right of the corporation, no indemnification may be made with respect to any matter as to which such director or officer shall have been adjudged liable, except in certain limited circumstances. The Registrant has entered into Indemnification Agreements with its directors and executive officers in which the Registrant has agreed to indemnify such persons to the fullest extent now or hereafter permitted by the Florida Act, including in circumstances in which indemnification and advancement of expenses are discretionary under the Florida Act. The indemnification provided by the Florida Act is not exclusive of any other rights to which a director or officer may be entitled. The general effect of the foregoing provisions may be to reduce the circumstances which an officer or director may be required to bear the economic burden of the foregoing liabilities and expense. The Registrant intends to obtain a liability insurance policy for its directors and officers as permitted by the Florida Act, which may extend to, among other things, liability arising under the Securities Act of 1933, as amended.

ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commission. All of the amounts shown are estimates, except the Commission's, fees and the Trustee's fees.

SEC Registration Fee........................................  $  2,500
Blue Sky Fees and Expenses*.................................     2,000
Accounting Fees and Expenses*...............................    70,000
Printing Expenses*..........................................   110,000
Trustee Fees and Expenses**.................................    35,000
Legal Fees and Legal Expenses*..............................   175,000
Miscellaneous Expenses*.....................................   100,000
                                                              --------
          TOTAL.............................................  $494,500
                                                              ========

---------------

 * Estimated. Legal fees vary with the amount of debentures sold.

** Includes first year fees of $8,000 and Trustee's legal fee allowance of $15,000.

ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES

     During the past three years, the Registrant has issued the following securities that were not registered under the Securities Act. The securities were offered and sold by us in reliance upon the exemptions provided under
Section 4(2) of the Securities Act, Rule 506 of Regulation D, and/or Rule 701 under the Securities Act. All sales were made without an underwriter or selling agent. Any certificates evidencing the securities sold bear a restrictive legend that prohibits transfer without registration or an applicable exemption.

     In September, 1999, upon its initial capitalization, the Registrant issued to PODS, LLC 7 million shares of its common stock in return for all of the assets of PODS, LLC. All three of the beneficial owners of PODS, LLC at that time were executive officers of and active participants in the PODS, LLC business transferred to the Registrant. As such, they were knowledgeable about the business, were financially sophisticated and had access to all information about PODS, LLC and the Registrant.

     In September, 1999, the Registrant sold 4,003,273 shares of common stock to 29 persons in a private placement conducted pursuant to Rule 506 of Regulation D solely to persons the Registrant believes to be accredited investors. The Registrants' directors or their affiliates purchased 1,063,237 of these shares. The shares were sold for $1 per share. There were no underwriting discounts or commissions paid. The Registrant required each purchaser to complete a questionnaire evidencing that they were accredited investors. No general solicitation or advertising was used to offer the securities. Each purchase certified to the Registrant that he was purchasing the securities for himself, written disclosure was made that the securities were not registered under the Act and therefore cannot be resold unless they are registered under the Act or unless an exemption from registration is available, and the certificates evidencing such securities are inscribed with a restrictive legend stating that the securities have not been registered under the Act and setting forth or referring to the restrictions on transferability and sale of the securities. 220,065 of such shares were issued to W. Keith Schilit, an accredited investor and a director of the Registrant, in return for financial and strategic advisory services performed by his consulting firm.

     In 2000 and 2001, the Registrant granted options to purchase a total of 495,250 shares of our common stock under our 2000 Stock Option Plan to our directors and employees. The aggregate value of the options on the grant dates did not exceed the limit set forth in Rule 701(d)(2).

     In 2000, we granted options to five of the Registrant's directors and executive officers and two other shareholders to purchase a total of 250,000 shares of our common stock in return for personal guaranties of our loans. Each of the directors and the two shareholders are accredited investors and each of the executive officers are knowledgeable and experienced in financial and business matters.

ITEM 27.  EXHIBITS

EXHIBIT
NUMBER          DESCRIPTION
-------         -----------
 3.1(+)    --   Articles of Incorporation of Registrant.
 3.2(+)    --   Articles of Amendment to Articles of Incorporation of
                  Registrant.
 3.3(+)    --   Bylaws of Registrant.
 4.1(+)    --   Revised Form of Series A Subordinated Convertible Debenture.
 4.2(+)    --   Revised Form of Trust Indenture for Series A Subordinated
                  Convertible Debentures.
 4.3(+)    --   Revised Form of Escrow Agreement between U.S. Bank Trust
                  National Association and the Registrant for Series A
                  Subordinated Convertible Debentures.
 4.4(+)    --   Promissory Note between Rope Developments and Pinellas
                  Community Bank dated April 16, 1997. (Principal amount of
                  $27,000).
 4.5(+)    --   Promissory Note between Rope Developments and Citizens Bank
                  & Trust dated April 10, 1998. (Principal amount of
                  $19,699.22).
 4.6(+)    --   Promissory Note between Rope Developments and Citizens Bank
                  & Trust dated September 1, 1998. (Principal amount of
                  $44,000).
 4.7(+)    --   Commercial Security Agreement between Rope Developments and
                  Citizens Bank & Trust dated September 1, 1998.
 4.8(+)    --   Intentionally Omitted
 4.9(+)    --   Promissory Note between PODS, Inc, and Peoples Bank dated
                  August 6, 1999. (Principal amount of $100,000).
4.10(+)    --   Commercial Security Agreement between PODS, Inc. and Peoples
                  Bank dated August 6, 1999.
4.11(+)    --   Business Loan Agreement dated September 3, 1999 between
                  PODS, Inc. and First National Bank of Florida. (Principal
                  amount of $15,526,87).

EXHIBIT
NUMBER          DESCRIPTION
-------         -----------
4.12(+)    --   Promissory Note between PODS, Inc. and First National Bank of Florida dated September 3, 1999. (Principal amount of
                  $15,526.87).
4.13(+)    --   Commercial Security Agreement between PODS, Inc. and First
                  National Bank of Florida dated September 3, 1999.
4.14(+)    --   Business Loan Agreement dated September 3, 1999 between
                  PODS, Inc. and First National Bank of Florida. (Principal
                  amount of $37,263.07).
4.15(+)    --   Promissory Note between PODS, Inc. and First National Bank of Florida dated September 3, 1999. (Principal amount of
                  $37,263.07).
4.16(+)    --   Commercial Security Agreement between PODS, Inc. and First
                  National Bank of Florida dated September 3, 1999.
4.17(+)    --   Business Loan Agreement dated September 3, 1999 between
                  PODS, Inc. and First National Bank of Florida. (Principal
                  amount of $79,636.41).
4.18(+)    --   Promissory Note between PODS, Inc. and First National Bank of Florida dated September 3, 1999. (Principal amount of
                  $79,636.41).
4.19(+)    --   Commercial Security Agreement between PODS, Inc. and First
                  National Bank of Florida dated September 3, 1999.
4.20(+)    --   Business Loan Agreement between PODS, Inc. and First
                  National Bank of Florida dated September 3, 1999.
                  (Principal amount of $87,541.03).
4.21(+)    --   Promissory Note between PODS, Inc. and First National Bank of Florida dated September 3, 1999. (Principal amount of
                  $87,541.03).
4.22(+)    --   Commercial Security Agreement between PODS, Inc. and First
                  National Bank of Florida dated September 3, 1999.
4.23(+)    --   Business Loan Agreement between PODS, Inc. and First
                  National Bank of Florida dated September 3, 1999.
                  (Principal amount of $87,813.37).
4.24(+)    --   Promissory Note between PODS, Inc. and First National Bank of Florida dated September 3, 1999. (Principal amount of
                  $87,813.37).
4.25(+)    --   Commercial Security Agreement between PODS, Inc. and First
                  National Bank of Florida dated September 3, 1999.
4.26(+)    --   Business Loan Agreement between PODS, Inc. and First
                  National Bank of Florida dated September 3, 1999.
                  (Principal amount of $93,261.60)
4.27(+)    --   Promissory Note between PODS, Inc. and First National Bank of Florida dated September 3, 1999. (Principal amount of
                  $93,261.60).
4.28(+)    --   Commercial Security Agreement between PODS, Inc. and First
                  National Bank of Florida dated September 3, 1999.
4.29(+)    --   Business Loan Agreement between PODS, Inc. and First
                  National Bank of Florida dated September 3, 1999.
                  (Principal amount of $99,046.99).
4.30(+)    --   Promissory Note between PODS, Inc. and First National Bank of Florida dated September 3, 1999. (Principal amount of
                  $99,046.99).
4.31(+)    --   Commercial Security Agreement between PODS, Inc. and First
                  National Bank of Florida dated September 3, 1999.
4.32(+)    --   Business Loan Agreement between PODS, Inc. and First
                  National Bank of Florida dated September 3, 1999.
                  (Principal amount of $101,797.18).
4.33(+)    --   Promissory Note between PODS, Inc. and First National Bank of Florida dated September 3, 1999. (Principal amount of
                  $101,797.18).
4.34(+)    --   Commercial Security Agreement between PODS, Inc. and First
                  National Bank of Florida dated September 3, 1999.
4.35(+)    --   Business Loan Agreement between PODS, Inc. and First
                  National Bank of Florida dated September 3, 1999.
                  (Principal amount of $101,813.49).
4.36(+)    --   Promissory Note between PODS, Inc. and First National Bank of Florida dated September 3, 1999. (Principal amount of
                  $101,813.49).

EXHIBIT
NUMBER          DESCRIPTION
-------         -----------
4.37(+)    --   Commercial Security Agreement between PODS, Inc. and First
                  National Bank of Florida dated September 3, 1999.
4.38(+)    --   Business Loan Agreement between PODS, Inc. and First
                  National Bank of Florida dated September 3, 1999.
                  (Principal amount of $140,084.20).
4.39(+)    --   Promissory Note between PODS, Inc. and First National Bank of Florida dated September 3, 1999. (Principal amount of
                  $140,084.20).
4.40(+)    --   Commercial Security Agreement between PODS, Inc. and First
                  National Bank of Florida dated September 3, 1999.
4.41(+)    --   Promissory Note between PODS, Inc. and Peoples Bank dated
                  September 15, 1999. (Principal amount of $62,365.40).
4.42(+)    --   Commercial Security Agreement between PODS, Inc. and Peoples
                  Bank dated September 15, 1999.
4.43(+)    --   Promissory Note between PODS, Inc. and Peoples Bank dated
                  May 23, 2000. (Principal amount of $500,000).
4.44(+)    --   Commercial Security Agreement between PODS, Inc. and Peoples
                  Bank dated May 23, 2000.
4.45(+)    --   Promissory Note between PODS, Inc. and Peoples Bank dated
                  September 5, 2000. (Principal amount of $500,000).
4.46(+)    --   Business Loan Agreement between PODS, Inc. and First
                  National Bank of Florida dated October 18, 2000.
                  (Principal amount of $500,000).
4.47(+)    --   Promissory Note between PODS, Inc. and First National Bank of Florida dated October 18, 2000. (Principal amount of
                  $500,000).
4.48(+)    --   Commercial Security Agreement between PODS, Inc. and First
                  National Bank of Florida dated October 18, 2000.
4.49(+)    --   Promissory Note between PODS, Inc. and Peoples Bank dated
                  December 19, 2000. (Principal amount of $250,000).
4.50(+)    --   Promissory Note between PODS, Inc. and PowerCerv
                  Technologies Corporation dated September 30, 1999.
                  (Principal amount of $80,000).
 5(+)      --   Opinion and Consent of Johnson, Blakely, Pope, Bokor, Ruppel
                  & Burns, P.A.
10.1(+)    --   Organizational Written Action of The Board of Directors of
                  PODS, Inc. pursuant to which PODS, Inc. acquired the
                  assets of PODS, LLC.
10.2(+)    --   Stockholders' Agreement.
10.3(+)    --   Form of Indemnification Agreements between Registrant and
                  its directors.
10.4(+)    --   Employment Agreement between PODS, Inc. and R. Paul Umberg dated April 4, 2000.
10.5(+)    --   Employment Agreement between PODS, Inc. and Thomas M.
                  Calcaterra dated February 1, 2000.
10.6(+)    --   Lease dated December   , 1998 between MICP Realty Associates
                  No. 2, MICP Realty Associates No. 3, MICP Realty
                  Associates No. 4, and MICP Realty Associates No. 5 (all as
                  landlord) and Portables On Demand Storage, LLC.
10.7(+)    --   Rider dated January 5, 1999 to Lease dated December 31,
                  1998.
10.8(+)    --   Lease Expansion Agreement dated June 18, 1998 between MICP
                  Realty Associates Nos. 2, 3, 4 and 5 and Portables On
                  Demand Storage, LLC.
10.9(+)    --   Warehouse Lease dated May 24, 1999 between Wes-Flo Co. and
                  PODS, LLC.

EXHIBIT
NUMBER          DESCRIPTION
-------         -----------
10.10(+)   --   Business Lease dated September 17, 1999 between Fundamental
                  Hopkins Easton No. 11, Inc. and PODS, Inc.
10.11(+)   --   Lease between William B. Shirley and PODS, Inc. dated
                  February 24, 2000.
10.12(+)   --   Form of Stock Option Grants dated August 23, 2000 between
                  each of the Registrant and Peter J. Warhurst, Philip
                  Doganiero, Dennis Martino, and W. Keith Schilit regarding
                  loan guarantees.
10.13(+)   --   2000 Stock Option Plan.
10.14(+)   --   Lease Agreement dated as of December 31, 2001 between First
                  American Trust and PODS, Inc.
 21(+)     --   Subsidiaries of the Registrant.
23.1(+)    --   Consent of Ernst & Young LLP.
23.2(+)    --   Consent of Johnson, Blakely, Pope, Bokor, Ruppel & Burns,
                  P.A. (included in Exhibit 5)
24.1(+)    --   Power of Attorney (included in the signature page of the
                  registration statement).


---------------

(+) Previously filed.


ITEM 28.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes:

     (1) Insofar as indemnification for liabilities arising from the Securities Act of 1933 (the "Act") may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (2) To file, during any period in which it offers or sells securities registered hereby, a post-effective amendment to this registration statement to:

        (i) include any prospectus required by Section 10(a)(3) of the Securities Act;

        (ii) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and

        (iii) include any additional or changed material information on the plan of distribution.

     (3) For determining liability under the Securities Act, to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

     (4) To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

                                   SIGNATURES


     In accordance with the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tampa, Florida, on the 18th day of April, 2002.


                                          By: /s/ Peter S. Warhurst
                                            ------------------------------------
                                              Name: Peter S. Warhurst
                                            Title: President

                               POWER OF ATTORNEY

     In accordance with the requirements of the Securities Act, this Registration Statement has been signed below by the following persons on behalf of the Company in the capacities and on the dates indicated.


                      SIGNATURE                                    CAPACITY                   DATE
                      ---------                                    --------                   ----

                /s/ PETER S. WARHURST                  President, Chief Executive        April 18, 2002
-----------------------------------------------------  Officer and Chairman of the
                  Peter S. Warhurst                    Board

              /s/ THOMAS M. CALCATERRA                 Chief Financial Officer           April 18, 2002
-----------------------------------------------------  (principal accounting officer)
                Thomas M. Calcaterra

                /s/ PHILIP DOGANIERO*                  Director                          April 18, 2002
-----------------------------------------------------
                  Philip Doganiero

                 /s/ DENNIS MARTINO*                   Director                          April 18, 2002
-----------------------------------------------------
                   Dennis Martino

                /s/ W. KEITH SCHILIT*                  Director                          April 18, 2002
-----------------------------------------------------
                  W. Keith Schilit

              /s/ MARTIN H. SCHWEITZER*                Director                          April 18, 2002
-----------------------------------------------------
                Martin H. Schweitzer

            *By: /s/ THOMAS M. CALCATERRA
  ------------------------------------------------
                Thomas M. Calcaterra
                 (attorney in fact)

                                 EXHIBIT INDEX


EXHIBIT                                                                      PAGE NUMBER OR
NUMBER        DESCRIPTION                                                   METHOD OF FILING
-------       -----------                                                   ----------------
 10.14   --   Lease Agreement dated as of December 31, 2001 between First         (+)
                American Trust and PODS, Inc.
 21      --   Subsidiaries of the Registrant                                      (+)
 23.1    --   Consent of Ernst & Young LLP.                                       (+)
 23.2    --   Consent of Johnson, Blakely, Pope, Bokor, Ruppel & Burns,           (+)
                P.A.


---------------
+ Previously filed.